UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

Popwheels, Inc.

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

7/29/2021

Physical Address of Issuer:

745 Franklin Ave, Brooklyn NY 11216

Website of Issuer:

www.popwheels.energy

Is there a co-issuer? [ ] Yes [x] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Series CCC Convertible Preferred Stock

Target number of securities to be offered:

5,000 shares of Series CCC Convertible Preferred Stock

Price (or method for determining price):

$1.90 per Share

Target offering amount:

$9,500

Minimum Investment Amount:

$100.70

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$4,999,998.20

Maximum number of securities to be offered:

2,631,578 shares of Series CCC Convertible Preferred Stock

Deadline to reach the target offering amount:

September 22, 2023

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: One (1) Full time, Five (5) Part Time Employees

Financials Summary

	Most recent fiscal year-end (2021)
Total Assets	160,416.74
Cash & Cash Equivalents	$73,070.47
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Issuer)

By

Baruch Herzfeld

(Signature)

Baruch Herzfeld

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Baruch Herzfeld

(Signature)

Baruch Herzfeld

(Name)

CEO

(Title)

09 / 20 / 2022

(Date)

TABLE OF CONTENTS

September 23, 2022

POPWHEELS, INC.

FORM C
Up to $4,999,998.20 Shares of Series CCC Convertible Preferred Stock
$1.90 per Share



Popwheels, Inc. ("PWI," "Popwheels", the "Company," "we," "us," or "our"), is offering a minimum amount of $9,500 (the "Target Offering Amount") and up to a maximum amount of $4,999,998.20 (the "Maximum Offering Amount") of Series CCC Convertible Preferred Stock, 2,631,578 Shares at $1.90 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by September 22, 2023 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Thread Bank (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Series CCC Convertible Preferred Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Thread Bank and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Popwheels, Inc.

ELIGIBILITY

2. Popwheels, Inc., certifies that all of the following statements are true:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

• The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? **[X]** No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.popwheels.finance

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Baruch Herzfeld	CEO, Popwheels Inc	Oversee all aspects of startup company formation, growth and compliance	July 29, 2021-Present
	President, 1050 Bedford Ave LLC	Managing and developing rental properties in Brooklyn, NY	2010 - Current
	President and Founder, Zenofon Inc	Oversee all aspects of revenue and growth	2011 - 2021

BUSINESS AND ANTICIPATED BUSINESS PLAN



Introduction

Popwheels intends to become America's first electric battery swap network. Its integrated Bluetooth and GPS technologies let you track your battery usage and location. Popwheels builds batteries to withstand NYC's toughest road conditions and extreme weather. During the pandemic e-bike and e-scooter ownership and ridership grew astronomically, most notably from gig-workers delivering food via e-bikes, Amazon delivering packages via bike trailers, Revel e-mopeds, or families transporting their kids on Dutch-style cargo bikes. Everywhere you look in Manhattan, at almost any time of the day, you can see a scooter or an e-bike. There are hundreds of thousands of Light Electric Vehicles (LEV) in the city, but since they are mostly unregistered, and their sales poorly tracked, the actual number is not really known. All of these LEV's require sufficient battery life to meet the delivery needs of local businesses.

Popwheels proposes a far better alternative to private ownership and charging of batteries. We will build and maintain a network of unmanned battery swap stations. Where users can swap their batteries instead of having to wait for them to charge. Our subscribers save time and money by swapping instead of charging and our fully integrated app allows you to swap your electric battery in seconds.

Subscribers receive a compatible charged battery when they join the network, use it up, and swap for a charged one when they need more battery power. Our app will tell them when they are close to running out of power and direct them to the closest swap station, which will never be more than a 5-minute ride away. Popwheels will standardize the battery shapes and cases, so we can service thousands of battery swaps daily. Popwheels batteries will eventually be compatible with a wide range of light electric vehicles: wheelchairs, mobility stand-up scooters, kick scooters, e-bikes, sit-down e-scooters, e-trikes, and package delivery cargo e-vans. Users will be able to find the right vehicle that suits their abilities, living situation, and needs, without having to compromise and pay extra for battery range, since they know swapping stations are only 5 minutes away. Popwheels will maintain the batteries on their network, by charging batteries in safe locations and only at authorized charging cabins.

Light electric vehicles are mostly powered by lithium ion battery cells, wired together in series and parallel to a battery management system. The cells can be arranged in many different configurations and more can be added to store more energy, but at its core, batteries are mostly all the same. Since e-bike battery ownership in NY is individual and not centralized, customers usually buy the cheapest battery and charger that can power up their bike, without thinking about the batteries longevity, discharge rate or BMS reporting capabilities. Users buy the vehicle for its design, and buy the battery to fit the vehicle. Most customers only care about one thing, how long will the battery last. The metric they use to describe their battery is 'hours' or 'miles'. When they need a replacement battery or charger,

they often shop on Ebay or Amazon, or if they are gig-riders, fly by night to e-bike stores. Batteries to them are black boxes. If it fits their bike, they buy it, but they usually don't think about what's inside the battery or the proper way to maintain it. As a result they get diminished performance and fires caused by thermal runaway.

Popwheels will maintain each battery life properly. Charging them in a safe temperature-controlled environment will extend the battery life in addition to repairing them immediately and as needed. When batteries reach the end of their e-bike powering usefulness, Popwheels will repurpose them for 'second life' battery tasks, instead of sending them to the dump, where they are likely to leak harmful chemicals into our water supply. Battery range will no longer be an issue. All users who subscribe to our network can ride all day and just stop for a few seconds to swap, whenever they run their battery down.

Competition
There are currently no competitors in our marketplace, although there are some services that are similar internationally. Some LEV owners purchase charging kits online that often lead to battery fires, explosions, or minimally charged batteries. NYC has many different micro-mobility vendors, but none of these companies provide a comparable battery swapping service to the public and there is no indication currently, that they are planning on doing so. Our main competition is private ownership of batteries, however, with the accessibility of fully charged batteries located within 5 minutes from the user, we anticipate LEV users will subscribe for convenience.

Why Popwheels?
Popwheels is the only company to deliver a battery swapping solution to NYC at this time. Innovation and community service is in our DNA. Ten years ago, Popwheels founder Baruch Herzfeld was perhaps the first person to offer a bike sharing program in NYC, the 'Traif Bike Gesheft', and had the first bike vending machine in NY as well. Lastly, we are a community first organization. Popwheels was started during the pandemic to help seniors with few safe transportation options. While other micro-mobility services really only consider a certain type of fit active consumer, Popwheels thinks about all NYers, from the essential workers who deliver our food, to the seniors who need to get to their medical appointments. That empathy and that inclusiveness will be the key to our success.

Forecast
Popwheels intends on servicing the very high growth LEV market in NYC. This market has been growing over 100% year over year since 2019. Popwheels product is the right service for NYC at this time, and can monopolize the battery swap service in NYC, perhaps even in the USA. It is our opinion there is only room for one battery swap network in NYC, and we intend to be that dominant player. Within three years of finalizing our $5M CF round, Popwheels believes it can grow to 180,000 monthly subscribers and $200 Million in annual revenue. At that point, we will be the dominant player in NYC, with a high barrier to entry for anyone wanting to get into the space. Our network will have thousands of swap stations, be more reliable than anyone else, with technical know how and exclusive partnerships with vehicle manufacturers.

The Problem with Transportation in New York City

Transportation in NYC is expensive, frustrating, dirty and unsafe. Cars and trucks move through traffic at less than 10MPH, they take up street space that could be better utilized for social activity, and mostly use polluting nonrenewable energy. Gas prices are at an all time high, ticket fines and parking fees are always rising, and the cost of used cars makes private ownership of cars a luxury for most. Mass transit poorly serves the public, especially for the mobility challenged, and ridership might never recover from pre-pandemic levels.

During the pandemic e-bike, and e-scooter ownership and ridership grew astronomically, most notably from gig-workers delivering food via e-bikes, Amazon delivering packages via bike trailers, Revel e-mopeds, or families transporting their kids on Dutch style cargo bikes. Everywhere you look in Manhattan, at almost any time of the day, you can see a scooter or an e-bike. There are probably hundreds of thousands of LEV in the city, but since they are mostly unregistered, and their sales poorly tracked, the actual number is not really known, and there is confusion about these vehicles' legal status or even what the definition of a scooter is.

All of these LEV have battery range, battery safety, and pricing issues. Gig-riders can put more than 100 miles a day on their e-bikes, and their batteries, even when they are new, can only go for 40-50 miles before they need a recharge. Cheap 2 amp chargers are slow, and need a few hours to fully recharge their batteries. There are a few ebike stores that offer BYOB (bring your own battery) hosting and charging, that recklessly charge multiple batteries without proper oversight or safety measure, in densely populated mixed-use apartment buildings. Even that is a compromise, because a rider is still tethered to a location, instead of being free to ride without range anxiety, knowing that they always have to stay within range of this second location.

Every day it seems there is a battery fire from e-scooters or e-bikes in NYC, some of them fatal. The fire department issues guidelines about how to prevent these fires, but the issue is existential: individuals should not be charging cheap, high-energy, heavily used, unaccountable batteries in dense living situations. It's not efficient, and its not safe.

The Popwheels Solution

Popwheels proposes a far better alternative to private ownership and charging of batteries. We will build and maintain a network of unmanned battery swap stations. where users can swap their batteries instead of having to wait for them to charge.

Subscribers receive a compatible charged battery when they join the network, use it up and swap for a charged one when they need more battery power. Our app will tell them when they are close to running out of power, and direct them to the closest swap station, which will never be more than a 5 minute ride away. Popwheels will trial run this project with the most popular type of battery case, with only a few dozen batteries, then eventually standardize the battery shapes and cases, so we can service a projected hundred of thousands of battery swaps daily.

Popwheels batteries will eventually be compatible with a wide range of light electric vehicles: wheelchairs, mobility stand up scooters, kick scooters, e-bikes, sit down e-scooters, e-trikes and package delivery cargo e-vans. Users will be able to find the right vehicle that suits their abilities, living situation, and needs, without having to compromise and pay extra for battery range, since they know they are only 5 minutes away from a swap station.

Battery fires in residential dwellings will be almost entirely a thing of the past, since Popwheels will maintain the batteries on their network, only charging battery charging in safe locations, only in a Popwheels extra safe, authorized charging cabin, with fire safety an integral part of our corporate DNA. Unlike the current chaos, Popwheels will maintain batteries properly, extending batteries life span, repairing them when safe, and when batteries reach the end of their e-bike powering usefulness, repurposing them for 'second life' battery tasks, instead of sending them to the dump, leaking harmful chemicals to our water supply.

Battery range will no longer be an issue. As long as a user subscribes to our network, they can ride all day, just stopping for a few seconds to swap, whenever they run their battery down.

Ecosystem
Light electric vehicles are mostly powered by lithium ion battery cells, wired together in series and parallel to a battery management system. The cells can be arranged in many different configurations and more can be added to store more energy, but at its core, batteries are mostly all the same.
Since e-bike battery ownership in NY is individual and not centralized, customers usually buy the cheapest battery and charger that can power up their bike, without thinking about the batteries longevity, discharge rate or BMS reporting capabilities. Users buy the vehicle for its design, and buy the battery to fit the vehicle. Most customers only care about one thing, how long will the battery last. The metric they use to describe their battery is 'hours' or 'miles'.

When they need a replacement battery or charger, they often shop on Ebay or Amazon, or if they are gig-riders, fly by night to e-bike stores. Batteries to them are black boxes. If it fits their bike, they buy it, but they usually don't think about what's inside the battery or the proper way to maintain it. As a result they get diminished performance, and fires caused by thermal runaway.

There are perhaps 10-20 popular e-bike battery cases in the NY market. The gig-riders often ride the arrow-10 or Arrow-9. They usually spend a little more for the biggest battery that can fit into a cheap frame; the silverfish 510, which has a 48v24 amp hour battery, about a 40-50 mile range.. Citibike just upgraded its fleet, to handle a bigger battery. They advertise it has a 60 mile range. A higher end mobility scooter might have a similar capacity battery to an Arrow-10 bike, but it will be shaped differently to fit the mobility scooter chassis. A mobility scooter will not be able to go the same distance, even with the same capacity battery, because a mobility scooter is heavier, and its thicker tires add friction. Usually a mobility scooter's batteries are not meant to be swapped, but charged in place. There could be over 100,000 LEV on the streets of NY. No one really knows. There is no registration requirements for e-bikes

or e-scooters. A recent article claimed that there are 65,000 delivery riders in NYC, but that number could be much higher, since many gig-riders are undocumented, and many delivery riders don't work for a gig-riding service. The pandemic made personal mobility and food delivery services mainstream, created the niche of the 15 minute grocery, which drove adoption and legalized e-bikes retroactively as a fact on the ground. Year over year growth was over 100% for the past few years, which is obviously not sustainable, but all of those LEV will need a battery replacement every year or so, so even if LEV sales slow down, all the existing LEV batteries will need to be replaced. When these batteries need to be replaced, it won't be cheap. Lithium carbonate prices are up almost 10x from the their low in 2020. Customers that want a replacement battery or a spare battery are in for a shock.

The population of NYC is getting older, and almost 20% have some sort of mobility issue or handicap. The subways are usually not handicapped accessible, Uber's costs have gone up, and Access-a-ride needs to be booked 24 hours in advance, and can cancel your account if you cancel more than 3 times. Personal mobility devices would be ideal for this demographic, but the battery range issue needs to be solved before any type of mass roll-out.

Lithium battery fires in NYC are almost a daily occurrence. DIY battery techs try to repair batteries in unsafe circumstances. Gig-riders often live together charging their batteries simultaneously. Restaurants charge batteries overnight. So far, this year, there has been a battery fire almost every day, double the rate of last year. The situation is untenable, and there is no plan to fix the root of the problem; LEV battery ownership should be centralized, not personalized.

Competition
There is no existing exact competitor in our marketplace at the moment, although there are some services that are similar internationally, and some services that are adjacent.

Overseas the most famous battery swap company is Gogoro, which is based in Taiwan. Gogoro both sells sit down scooters and provides a battery swapping service. Scooters are mainstream in Taiwan. Gogoro reports 465,000 riders and 2185 locations. Gogoro, as far, as we know does not swap e-bike batteries, just electric scooters.

Electric rickshaw battery swapping is common in India. The largest company doing battery swapping in India is Sun Mobility. The closest analog to our service is Swobbee, based in Berlin. They provide battery swapping for cargo bike and stand up scooter fleets. They would probably have the easiest transition if they decided to enter the NY market, although, as of now, there is no indication that they are considering it.

NYC has many different micro-mobility services. The most popular is Citibike with thousands of bike rental stations, and smaller competitors such as JOCO, that do almost the same thing, on a smaller scale. Revel provides shared e-mopeds, and there are a few scooter share programs running trial programs in the outer boros. Courier services such as Dutch Express run a fleet of e-bikes transporting Amazon groceries the last mile, and grocery delivery companies such as Gorillas own their own e-bike

fleets. None of these services provide a comparable battery swapping service to the public, though they might have the organizational know how to pivot into it. There is no indication, at this time, that they are planning on doing so.

Our main competition, at this time is private ownership of batteries. Getting people to change their mindset and depend on our network, will be our biggest challenge.

Why Us?
Popwheels is the right company to deliver a battery swapping solution to NYC at this time. Innovation and community service is in our DNA.

Ten years ago, Popwheels founder Baruch Herzfeld was perhaps the first person to offer a bike sharing program in NYC, the 'Traif Bike Gesheft', and had the first bike vending machine in NY as well. After launching those products and programs, Herzfeld went on to build America's largest streaming radio network for immigrants, with almost 10 million monthly listeners. His knowledge of marketing to immigrant communities, especially to the Guatemalan, Mexican and Bangladeshi riders who are a large percentage of e-bike gig workers, will help Popwheels gain traction among a key group of early adopters to battery swapping.

Lastly, we are a community first organization. Popwheels was started during the pandemic to help seniors with few safe transportation options. While other micro-mobility services really only consider a certain type of fit active consumer, Popwheels thinks about all NYers, from the essential workers who deliver our food, to the seniors who need to get to their medical appointments. That empathy and that inclusiveness will be the key to our success.

Financial Forecasts and Assumptions
Popwheels intends on servicing the very high growth LEV market in NYC. This market has been growing over 100% YOY since 2019. Popwheels product is the right service for NYC at this time, and if done correctly, Popwheels can have the monopoly battery swap service in NYC, perhaps even in the USA. It is our opinion there is only room for one battery swap network in NYC, and we intend to be that dominant player.

Within three years of finalizing our $5M CF round, Popwheels believes it can grow to 180,000 monthly subscribers and $200 Million in annual revenue.

At that point, we will be the dominant player in NYC, with a high barrier to entry for anyone wanting to get into the space. Our network will have thousands of swap stations, be more reliable than anyone else, with technical know how and exclusive partnerships with vehicle manufacturers.

Financial Highlights by Year



Financing Needed

Popwheels will require millions of dollars of capital to build out its battery swap network. We don't expect to turn a profit for the first few years of operations. Our goal is market dominance; we intend to be the first and the only battery swapping network. It won't be cheap.

Most of the money raised will be in the form of equity, but the company believes once it is generating revenue it can get debt financing without having to dilute further.

To accomplish this, Popwheels intends on engaging in direct equity raises to both accredited and non-accredited investors.   First with a $5M Reg CF round and then after less than year with a $75M Reg A+ round.

Overall the company intends on raising over $100M in the first 3years of operations.

Financial Plan
Forecast
Key assumptions
Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing
Use of funds
Sources of Funds
Statements
Projected Profit and Loss

	FY2023	FY2024	FY2025
Revenue	$6,809,488	$91,134,059	$202,921,756

Direct Costs	**$2,167,447**	**$28,848,394**	**$64,444,180**
Gross Margin	$4,642,040	$62,285,665	$138,477,577
Gross Margin %	**68%**	**68%**	**68%**
Operating Expenses			
Salaries & Wages	$1,335,700	$5,853,360	$7,753,646
Employee Related Expenses	$206,700	$1,008,064	$1,306,985
HQ rental	$112,000	$315,000	$600,000
Insurance	$28,000	$83,750	$150,000
Station rental	$1,882,270	$12,528,638	$28,322,601
Station set up expense	$516,272	$1,684,787	$1,599,996
Legal	$92,500	$320,000	$900,000
Book-keeping / accounting	$86,250	$235,000	$1,200,000
Industrial Design	$125,000	$450,000	$1,000,000
PR / Communications / Regulatory	$165,000	$600,000	$1,200,000
Total Operating Expenses	**$4,549,692**	**$23,078,599**	**$44,033,228**
Operating Income	**$92,348**	**$39,207,066**	**$94,444,349**
Interest Incurred		$429,117	$846,629

14

Depreciation and Amortization	$689,439	$7,910,855	$22,696,800
Gain or Loss from Sale of Assets			
Income Taxes	$0	$0	$0
Total Expenses	**$7,406,578**	**$60,266,966**	**$132,020,836**
Net Profit	**($597,091)**	**$30,867,093**	**$70,900,921**
Net Profit / Sales	**(9%)**	**34%**	**35%**

Projected Balance Sheet

	Starting Balances	FY2023	FY2024	FY2025
Cash		($1,406,652)	$85,260,414	$424,504,763
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**($1,406,652)**	**$85,260,414**	**$424,504,763**
Long-Term Assets		$7,134,000	$45,674,000	$94,874,000
Accumulated Depreciation		($689,439)	($8,600,294)	($31,297,094)
Total Long-Term Assets		**$6,444,561**	**$37,073,706**	**$63,576,906**

Total Assets		**$5,037,909**	**$122,334,120**	**$488,081,669**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$0	$0	$0
Sales Taxes Payable		$0	$0	$0
Short-Term Debt			$11,429,117	$6,275,746
Prepaid Revenue	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Long-Term Debt				
Long-Term Liabilities				
Total Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Paid-In Capital		$5,635,000	$80,635,000	$380,635,000
Retained Earnings	$0	$0	($597,091)	$30,270,002
Earnings		($597,091)	$30,867,093	$70,900,920
Total Owner's Equity	**$0**	**$5,037,909**	**$110,905,002**	**$481,805,923**

Total Liabilities & Equity	$0	$5,037,909	$122,334,120	$488,081,669

Projected Cash Flow Statement

	FY2023	FY2024	FY2025
Net Cash Flow from Operations			
Net Profit	($597,091)	$30,867,093	$70,900,921
Depreciation & Amortization	$689,439	$7,910,856	$22,696,800
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0
Net Cash Flow from Operations	$92,348	$38,777,949	$93,597,720
Investing & Financing			
Assets Purchased or Sold	($7,134,000)	($38,540,000)	($49,200,000)
Net Cash from Investing	($7,134,000)	($38,540,000)	($49,200,000)
Investments Received	$5,635,000	$75,000,000	$300,000,000
Dividends & Distributions			

17

Change in Short-Term Debt		$11,429,117	($5,153,372)
Change in Long-Term Debt			
Net Cash from Financing	**$5,635,000**	**$86,429,117**	**$294,846,628**
Cash at Beginning of Period	$0	($1,406,652)	$85,260,414
Net Change in Cash	($1,406,652)	$86,667,066	$339,244,349
Cash at End of Period	**($1,406,652)**	**$85,260,414**	**$424,504,763**

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

<u>Risks Related to the Company's Business and Industry</u>

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

<u>Risks Related to the Offering</u>

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form

C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Projections were done using an online business plan software. All projections were completed by an online platform that may or may not have experience

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any

such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns approximately 89% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management

and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.90 per Share by us was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

Product Liability Risk.

The Company may be subject to certain liability related to the battery products it will provide customers. Any product defect or other problem with the product that causes harm to a customer could result in litigation. Such litigation could have a negative material impact on the Company.

Risks Related to the Business.

The Company will be subject to all normal business operating risks including the risk that the Company is not profitable or able to scale to accommodate growth.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

Popwheels Inc ("PWI," "Popwheels", the "Company," "we," "us," or "our"), is offering an amount of $9,500 (the "Target Offering Amount") and up to a maximum amount of $4,999,998.20 (the "Maximum Offering Amount") of 2,631,578 Series CCC Convertible Preferred Shares at $1.90 per Share, par value $0.0001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering").

The Offering will be terminated no later than September 22, 2023 (the "Offering Deadline"). The Company has 17,281,400 authorized Shares of Class A and Class B Common Stock and 7,090,916 authorized Shares of Preferred Stock of various classes. As of the date of this Offering, 9,000,000 Shares of Common Stock were issued and outstanding in the Company. Currently, 89% of issued shares prior to the Offering are issued to Baruch Herzfeld and the remaining 11% are issued to sixteen (16) additional minority shareholders.

Rights and Terms for the Series CCC Convertible Preferred Shares

1. Conversion. The holders of Preferred Stock have the following conversion rights (the "Conversion Rights"):

1. Right to Convert.

1.Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

2.Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

2. Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3. Mechanics of Conversion.

1. Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has

been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "Contingency Event"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

2. Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3. Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of

Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and canceled by the Corporation and may not be reissued.

4. No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

4. Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

5. Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(**a**) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(**b**) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock

simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

6. Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

7. Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

8. Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

9. Adjustments for Diluting Issues.

10. Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

a. "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

b. "Convertible Securities" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

c. "Additional Shares of Common Stock" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

i. shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

ii. shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

iii. subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

iv. shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

11. No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

12. Deemed Issue of Additional Shares of Common Stock.

a. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

b. If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic

adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

c. If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

d. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

e. If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent

events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

13. Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1* (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions will apply:

a. "CP2" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

a. "CP1" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

b. "A" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

c. "B" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

d. "C" means the number of such Additional Shares of Common Stock issued in such transaction.

14. Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

a. Cash and Property: Such consideration will:

i. insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

ii. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

iii. if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

b. Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

i. The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

ii. the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

15. Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

16. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but

in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

17. Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

18. Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

CERTAIN TRANSACTIONS

Convertible Debt Issued

The Company currently has seventeen (17) investors that have executed convertible notes with the Company (See "Exhibit C"). These notes are expected to convert post offering into Series AAA Preferred Shares. The share price upon conversion will be $.27 cents. Due to the Notes accumulating interest and that interest impacting the exact number of shares each note will convert into, providing an exact number of Shares that will be issued under these Notes is only an approximation. The Company expects that there will be approximately 1,500,000 Series AAA Preferred shares issued as required under the convertible note terms after this Offering is closed.

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OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Baruch Herzfeld		9,000,000 (Common)	89.27%	89.27%
Other Shareholders		1,081,600 (Series FF Preferred)	10.73%	10.73%

Classes of Securities of the Company

The total number of shares of all classes of stock that the Corporation has authority to issue is 24,372,316 consisting of (a) 11,281,400 shares of Class A Common Stock of the Corporation, $0.00001 per share ("Class A Common Stock"), (b) 6,000,000 shares of Class B Common Stock of the Corporation, $0.00001 per share ("Class B Common Stock"), (c) 1,181,400 shares of Preferred Stock of the Corporation, $0.00001 per share ("Series FF Preferred Stock"), (d) 1,509,516 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("Series AAA Preferred Stock"), (e) 800,000 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("Series BBB Preferred Stock") and (f) 3,600,000 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("Series CCC Preferred Stock") . Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of the Restated Certificate, all shares of Preferred Stock are hereby designated "Preferred Stock").

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The Series CCC Convertible Preferred Shares have been valued using forward projections of the Company and using valuation metrics based on industry data regarding similar transactions in the industry of the Company. The terms for conversion of the Shares are denoted in this filing and in the Articles of Incorporation enclosed as Exhibit D.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of 9,000,000 Shares of Common Stock and 1,081,600 Shares of Series FF Preferred Shares.

Type	Common and Series FF Preferred
Amount Outstanding	9,000,000 Common and 1,081,600 Series FF Preferred
Par Value Per Share	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	No

How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	Series CCC Shares are convertible and will be subject to dilution should the Company sell or issue additional shares in the future.
Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	Common: 89.27% Series FF Preferred: 10.73%

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

Voting control currently is vested with one individual. The issuance of additional shares, via an offering or through any incentive plan, may dilute the ownership of investors in this Offering.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

EMPLOYEE AND ADVISOR STOCK OPTION PLAN

On July 29, 2021, the Company adopted the Popwheels, Inc. 2021 Stock Plan (the "2021 Plan"). The 2021 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 1,100,000 shares of common stock issuable upon the grant of awards.

The Company has executed certain stock option agreements for employees and advisors. There is currently 1,100,000 shares available for issuance under the 2021 Popwheels, Inc. Equity Incentive Plan. There are currently twenty (20) individuals that have been granted options for a total of 434,500 shares at exercise prices ranging from $0.05 to $0.25. See "Exhibit C for specific details on the options and vesting schedules.

The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest monthly through November 10, 2024 and have expiration dates through November 9, 2031

INDEBTEDNESS

Yes. The company has convertible notes due in 3 years.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? [x] Yes ☐ No

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has recently started business development operations as of the 2021 inception of the Company. The Company has executed several funding rounds to aggregate seed capital through sale of equity and convertible debt securities. The Company suffered a net loss for 2021 due to the Company working on business plan development and product development. The Company has nominal cash reserves which are expected to be increased from the proceed of this Offering.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	4%	$400	4%	$200,000
Batteries	31%	$3,100	31%	$1,488,000
Cabinets	8%	$800	8%	$384,000
Location Monitoring & Customer Service	3%	$300	3%	$144,000
Insurance	5%	$500	5%	$240,000
Executive Salaries	11%	$1,100	11%	$528,000
Sales & Marketing	10%	$1,000	10%	$480,000
Logistics	10%	$500	10%	$480,000
Rent for 80 Locations (6months)	8%	$800	8%	$384,000
R&D (Software Dev)	5%	$500	5%	$240,000
Legal	2%	$200	2%	$96,000
Accounting	1%	$100	1%	$48,000
Electricity	1%	$100	1%	$48,000
Office and Storage	1%	$100	1%	$48,000
Miscellaneous	4%	$400	4%	$191,998.20
Total	**100%**	**$9,500**	**100%**	**$4,999,998.20**

Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

POPWHEELS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

POPWHEELS, INC.

DECEMBER 31, 2021

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Stockholders' of
Popwheels, Inc.

Report on the Audits of the Financial Statements

Opinion

We have audited the financial statements of Popwheels, Inc., which comprise the balance sheet as of December 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the period from July 29, 2021 ("Inception") to December 31, 2021, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of Popwheels, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the period from July 29, 2021 ("Inception") to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Popwheels, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Popwheels, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Popwheels, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Popwheels, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Houston, Texas
July 11, 2022

POPWHEELS, INC.
BALANCE SHEET

	December 31, 2021
ASSETS	
Current assets	
Cash and cash equivalents	$ 73,070
Inventory	87,346
Total current assets	160,416
Total assets	$ 160,416
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ -
Total current liabilities	-
Commitments and contingencies	
Stockholders' equity	
Series FF preferred stock, par value $0.00001, 1,181,400 authorized, 1,081,600 issued and outstanding	11
Common stock, par value $0.00001, 10,100,000 authorized, 9,000,000 issued and outstanding	90
Additional paid-in capital	281,287
Subscription receivable	(90)
Accumulated deficit	(120,882)
Total stockholders' equity	160,416
Total liabilities and stockholders' equity	$ 160,416

See accompanying notes to financial statements.

POPWHEELS, INC.
STATEMENT OF OPERATIONS

	Period from July 29, 2021 to December 31, 2021
Revenue	$ -
Operating cost and expenses	
Advertising and marketing	1,703
General and administrative	119,179
Total operating expenses	120,882
Net loss	$ (120,882)

See accompanying notes to financial statements.

POPWHEELS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY

| | Series FF Preferred Stock | | Common Stock | | Additional Paid-in | Subscription | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance at July 29, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of preferred stock	1,081,600	11	-	-	270,389	-	-	270,400
Issuance of common stock	-	-	9,000,000	90	-	(90)	-	-
Capital contribution	-	-	-	-	392	-	-	392
Stock based compensation	-	-	-	-	10,506	-	-	10,506
Net loss	-	-	-	-	-	-	(120,882)	(120,882)
Balance at December 31, 2021	1,081,600	$ 11	9,000,000	$ 90	$ 281,287	$ (90)	$ (120,882)	$ 160,416

See accompanying notes to financial statements.

4

POPWHEELS, INC.
STATEMENT OF CASH FLOWS

	Period from July 29, 2021 to December 31, 2021
Cash flows from operating activities	
Net loss	$ (120,882)
Adjustments to reconcile net loss to net cash used in operating activities:	
Stock based compensation	10,506
(Increase) decrease in assets:	
Inventory	(87,346)
Increase (decrease) in liabilities:	
Accounts payable	-
Net cash used in operating activities	(197,722)
Cash flows from financing activities	
Issuance of preferred stock	270,400
Capital contributions	392
Net cash provided by financing activities	270,792
Net increase in cash and cash equivalents	73,070
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 73,070
Supplemental cash flow information	
Cash paid for interest expense	$ -
Cash paid for taxes	$ -

See accompanying notes to financial statements.

POPWHEELS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1:   Nature of operations

Nature of the business

Popwheels, Inc. (the "Company"), was incorporated in the State of Delaware on July 29, 2021. The Company is a startup based out of Brooklyn, NY, building an e-bike and e-scooter battery swap network providing access to a city-wide network of swappable batteries.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and securities-based crowdfunding. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2:   Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2:   Summary of significant accounting policies (continued)

Fair value of financial instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The carrying values of the Company's accounts receivable and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

To date, the Company has not generated any revenues.

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, the Company determined there was no allowance for doubtful accounts necessary.

NOTE 2:   <u>Summary of significant accounting policies</u> (continued)

<u>Inventory</u>

Inventory consists of materials used in operations. Inventory is stated at the lower of cost or market (net realizable value) using the average cost method and appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value. The Company writes down the value of slow moving or obsolete inventory monthly and therefore does not maintain a provision for obsolescence.

<u>Stock-based compensation</u>

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

<u>Subscription receivable</u>

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

NOTE 2:   Summary of significant accounting policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company

NOTE 4:   Stockholders' equity

As of December 31, 2021, the Company was authorized to issue 11,281,400 shares of stock, which consisted of 10,100,000 shares of par value $0.00001 common stock and 1,181,400 shares of par value $0.00001 series FF preferred stock. As of December 31, 2021, 9,000,000 shares of common stock have been issued and 1,081,600 shares of series FF preferred stock have been issued.

.

NOTE 4: Stockholders' equity (continued)

Voting

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the preferred stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

2021 equity incentive plan

On July 29, 2021, the Company adopted the Popwheels, Inc. 2021 Stock Plan (the "2021 Plan"). The 2021 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company's employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company reserved 1,100,000 shares of common stock issuable upon the grant of awards.

As of December 31, 2021, under the 2021 Plan, the Company had issued options employees to acquire an aggregate of 508,000 shares of common stock at exercise prices ranging from $0.05 to $0.25. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company's favor. The options vest monthly through November 10, 2024 and have expiration dates through November 9, 2031.

A summary of information related to stock options for the years ended December 31, 2021, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, July 29, 2021	-	$ -	$ -
Granted	508,000	0.05	
Exercised	-	-	
Forfeited	-	-	
Outstanding, December 31, 2021	508,000	$ 0.05	$ 10,506

	Value
Weighted average grant date fair value of options granted during year	$ 0.05
Weighted average durations (years) to expiration of outstanding options at year end	9.59

NOTE 4:   Stockholder's equity (continued)

2021 equity incentive plan (continued)

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2021:

Risk-free interest rate	.77% - 1.23%
Expected term (in years)	5.00
Expected volatility	95.99%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $26,535. Stock-based compensation expense of $10,506 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $16,029 as of December 31, 2021, which will be recognized over a weighted average period of 3 years from the grant date. The stock-based compensation was classified as general and administrative expense in the statement of operations.

On May 27, 2022, 500,000 options, of which 166,000 had vested, where forfeited.

NOTE 5:   Subsequent events

See Note 4 for subsequent event regarding forfeiture of stock options.

The Company has evaluated all events that have occurred after the balance sheet date through July 11, 2022, the date these consolidated financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying consolidated financial statements.

EXHIBIT B: SUBSCRIPTION PROCESS

POPWHEELS, INC.
SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING. THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY RIALTO MARKETS LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO

INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE
INVESTOR'S PROPOSED INVESTMENT. THE OFFERING MATERIALS MAY CONTAIN
FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG
OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS
INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE
BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY
AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING
MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"
"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY
FORWARD LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING
STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS
WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND
UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO
DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING
STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON
THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE
ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY
OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT
THE OCCURRENCE OF UNANTICIPATED EVENTS. THE INFORMATION PRESENTED
IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR
THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO
REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR
COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING
MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR
SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE
FUTURE PERFORMANCE OF THE COMPANY. THE COMPANY RESERVES THE RIGHT
IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY,
AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR
ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN
THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE
AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS
OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE.
NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER
ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement
1. Subscription.
a. The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Shares of
Common Stock (the "Shares"), of Popwheels, Inc. (the "Company"), a corporation, organized
under the state of Delaware, for the principal amount of $_____ upon the terms and
conditions set forth herein. The Securities being subscribed for under this Subscription
Agreement and any other security that may be issuable upon conversion or exercise of the
Securities are also referred to as the "Securities." The rights and preferences of the Securities are

as set forth in the Company's Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d. The aggregate principal amount of Securities sold shall not exceed $$4,999,998.20 (the "Maximum Offering"). The Company may accept subscriptions until October 1, 2023 (the "Termination Date"). Providing that subscriptions for $9,500.00 of the Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). The minimum subscription is $100.00.

e. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.
a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Thread Bank. (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Rialto Markets' payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this

Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules

promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f. Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at www.popwheels.capital. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

a. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except: (i)To the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) As part of an offering registered under the Securities Act with the SEC; or (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscriber represents that either: (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth and does not exceed $107,000.

f. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Shareholder (or potential Shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have

been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware. EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT

OF COMPETENT JURISDICTION LOCATED WITHIN DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous. a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
b. This Subscription Agreement is not transferable or assignable by Subscriber.
c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k. If any recapitalization or other transaction affecting the stock of the Company is effected then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement. l. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Popwheels Inc. Subscription Agreement Signature Page

The undersigned, desiring to purchase Shares of Common stock of Popwheels Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a. The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[SHARES AMOUNT].

b. The Securities being subscribed for will be owned by and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

_____ Signature _____

Name (printed) _____ Address 1

_____ Address 2 _____

Date If the Securities are to be purchased in joint names, both Subscribers must sign:

_____ Signature _____

Name (printed) _____ Address 1

_____ Address 2 _____

Date This Subscription is accepted on _____, 2012

Popwheels Inc

By:_____
Baruch Herzfeld, President

EXHIBIT C: CAPITALIZATION TABLE, OPTIONS AND CONVERTIBLE DEBT

Popwheels, Inc. Summary Capitalization Table   **Pulley**

Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Stakeholder	Stakeholder Type	Common	Series FF Preferred	Issued and Outstanding	Stock Options	Fully Diluted	Issued and Outstanding % Ownership	Fully Diluted % Ownership
Aaron Orlofsky	Investor	0.	300,000.	300,000	0.	300,000	2.98%	2.68%
Ari Nagel	Advisor	0.	0.		20,000.	20,000	0.00%	0.18%
Barry Kleiner	Investor	0.	20,000.	20,000	0.	20,000	0.20%	0.18%
Baruch Herzfeld	Founder	9,000,000.	0.	9,000,000	0.	9,000,000	89.27%	80.49%
Ben Harney Jr.	Advisor	0.	0.		5,000.	5,000	0.00%	0.04%
David Katz		0.	80,000.	80,000	0.	80,000	0.79%	0.72%
David Kelsey		0.	20,000.	20,000	0.	20,000	0.20%	0.18%
Enypher Jiminez	Advisor	0.	0.		1,500.	1,500	0.00%	0.01%
Eric Ball		0.	0.		1,000.	1,000	0.00%	0.01%
Jonathan Leifer		0.	40,000.	40,000	0.	40,000	0.40%	0.36%
Joseph Rosenberg		0.	0.		5,000.	5,000	0.00%	0.04%
Kenneth HInes	Advisor	0.	0.		1,000.	1,000	0.00%	0.01%
Kenneth Hamlet		0.	40,000.	40,000	0.	40,000	0.40%	0.36%
Mark Mermelstein		0.	10,000.	10,000	0.	10,000	0.10%	0.09%
Michael Chasan		0.	40,000.	40,000	0.	40,000	0.40%	0.36%
Nazmul Siddique		0.	20,000.	20,000	0.	20,000	0.20%	0.18%
Ney Frota	Employee	0.	0.		100,000.	100,000	0.00%	0.89%
Perry Wolberger	Consultant	0.	0.		2,500.	2,500	0.00%	0.02%
Peter Parilla	Consultant	0.	0.		1,000.	1,000	0.00%	0.01%
Samuel Herzfeld		0.	100,000.	100,000	0.	100,000	0.99%	0.89%
Sara Robert, LP	Investor	0.	21,600.	21,600	0.	21,600	0.21%	0.19%
Sean Meenan		0.	0.		20,000.	20,000	0.00%	0.18%
Shira Levine	Consultant	0.	0.		17,000.	17,000	0.00%	0.15%
Shmuel Jonas		0.	200,000.	200,000	0.	200,000	1.98%	1.79%
Steven Ancona	Advisor	0.	0.		7,500.	7,500	0.00%	0.07%
Tedicia Wint	Consultant	0.	0.		1,000.	1,000	0.00%	0.01%
Thomas Fitzgibbon		0.	100,000.	100,000	0.	100,000	0.99%	0.89%
Truman Boyes		0.	40,000.	40,000	0.	40,000	0.40%	0.36%
Tyler Nagel	Advisor	0.	0.		2,000.	2,000	0.00%	0.02%
William Moses		0.	10,000.	10,000	0.	10,000	0.10%	0.09%
Yoel Herzog		0.	40,000.	40,000	0.	40,000	0.40%	0.36%
ari kirschenbaum	Advisor	0.	0.		15,000.	15,000	0.00%	0.13%
clyde williams	Consultant	0.	0.		5,000.	5,000	0.00%	0.04%
cordero sellers	Consultant	0.	0.		25,000.	25,000	0.00%	0.22%
simone weischelbaum	Consultant	0.	0.		5,000.	5,000	0.00%	0.04%
yarleny feliu disla	Employee	0.	0.		200,000.	200,000	0.00%	1.79%
Popwheels, Inc. 2021 Equity Incentive Plan Available						665,500.		5.95%
Total		**9,000,000**	**1,081,600**	**10,081,600**	**434,500**	**11,181,600**	**100.00%**	**100.00%**

POPWHEELS, INC. 2021 VOTING OWNERSHIP

Voting Ownership

Pulley

Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Stakeholder Name	Votes	Voting Ownership Percentage
Aaron Orlofsky	300,000.	2.98%
Barry Kleiner	20,000.	0.20%
Baruch Herzfeld	9,000,000.	89.27%
David Katz	80,000.	0.79%
David Kelsey	20,000.	0.20%
Jonathan Leifer	40,000.	0.40%
Kenneth Hamlet	40,000.	0.40%
Mark Mermelstein	10,000.	0.10%
Michael Chasan	40,000.	0.40%
Nazmul Siddique	20,000.	0.20%
Samuel Herzfeld	100,000.	0.99%
Sara Robert, LP	21,600.	0.21%
Shmuel Jonas	200,000.	1.98%
Thomas Fitzgibbon	100,000.	0.99%
Truman Boyes	40,000.	0.40%
William Moses	10,000.	0.10%
Yoel Herzog	40,000.	0.40%
Totals	**10,081,600**	**100.00%**

EXHIBIT C: CAPITALIZATION TABLE, OPTIONS AND CONVERTIBLE DEBT - CONTINUED

POPWHEELS, INC. 2021 COMMON (CS) LEDGER

Common (CS) Ledger
Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Certificate ID	Stakeholder Name	Issue Date	Shares Issued	Shares Outstanding	Price Per Share	Vesting Start Date	Vesting Schedule	Shares Vested	Shares Unvested	Capital Contribution
CS-1	Baruch Herzfeld	2021-07-29	9,000,000.	9,000,000.	$ 0.0000	2021-07-29	1/48 monthly, 25%	2,437,500.	6,562,500.	$ 90.0000
Total				**9,000,000**						$ **90.0000**

POPWHEELS, INC. 2021 SERIES FF PREFERRED (SFPS) LEDGER

Series FF Preferred (SFPS) Ledger
Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Certificate ID	Stakeholder Name	Issue Date	Shares Issued	Shares Outstanding	Price Per Share	Vesting Start Date	Vesting Schedule	Shares Vested	Shares Unvested	Capital Contribution
SFPS-1	Samuel Herzfeld	2021-08-10	100,000.	100,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	27,083.	72,917.	$ 25,000.0000
SFPS-2	David Katz	2021-08-10	80,000.	80,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	21,666.	58,334.	$ 20,000.0000
SFPS-3	Aaron Orlofsky	2021-08-10	300,000.	300,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	81,250.	218,750.	$ 75,000.0000
SFPS-4	Thomas Fitzgibbon	2021-08-10	100,000.	100,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	27,083.	72,917.	$ 25,000.0000
SFPS-5	Nazmul Siddique	2021-08-10	20,000.	20,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	5,416.	14,584.	$ 5,000.0000
SFPS-6	Kenneth Hamlet		40,000.	40,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	10,833.	29,167.	$ 10,000.0000
SFPS-7	David Kelsey		20,000.	20,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	5,416.	14,584.	$ 5,000.0000
SFPS-8	Barry Kleiner		20,000.	20,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	5,416.	14,584.	$ 5,000.0000
SFPS-9	Mark Mermelstein		10,000.	10,000.	$ 0.2500	2021-07-29	1/48 monthly, 25%	2,708.	7,292.	$ 2,500.0000
SFPS-10	William Moses		10,000.	10,000.	$ 0.2500		Fully vested	10,000.	0.	$ 2,500.0000
SFPS-11	Sara Robert, LP		21,600.	21,600.	$ 0.2500		Fully vested	21,600.	0.	$ 5,400.0000
SFPS-12	Michael Chasan		40,000.	40,000.	$ 0.2500		Fully vested	40,000.	0.	$ 10,000.0000
SFPS-13	Truman Boyes		40,000.	40,000.	$ 0.2500		Fully vested	40,000.	0.	$ 10,000.0000
SFPS-14	Yoel Herzog		40,000.	40,000.	$ 0.2500		Fully vested	40,000.	0.	$ 10,000.0000
SFPS-15	Jonathan Leifer		40,000.	40,000.	$ 0.2500		Fully vested	40,000.	0.	$ 10,000.0000
SFPS-16	Shmuel Jonas		200,000.	200,000.	$ 0.2500		Fully vested	200,000.	0.	$ 50,000.0000
Total				**1,081,600**						$ **270,400.0000**

POPWHEELS, INC. 2021 EQUITY INCENTIVE PLAN

Popwheels, Inc. 2021 Equity Incentive Plan

Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Certificate ID	Stakeholder Name	Grant Date	Expiration Date	Equity Plan	Grant Type	Exercise Price	Granted	Outstanding	Vested	Unvested
OPT-2	Steven Ancona	2022-04-13	2032-04-12	Popwheels, Inc. 20:		$ 0.3500	7,500.	7,500.	0.	7,500.
OPT-3	Sean Meenan	2022-04-13	2032-04-12	Popwheels, Inc. 20:		$ 0.3500	20,000.	20,000.	20,000.	0.
OPT-4	yarleny feliu disla	2022-05-23	2032-05-22	Popwheels, Inc. 20:	ISO	$ 0.3000	200,000.	200,000.	66,000.	134,000.
OPT-5	Ney Frota	2022-05-03	2032-05-02	Popwheels, Inc. 20:		$ 0.3000	100,000.	100,000.	0.	100,000.
OPT-7	Shira Levine	2021-11-10	2031-11-09	Popwheels, Inc. 20:	ISO	$ 0.2500	7,000.	7,000.	2,916.	4,084.
OPT-8	Tedicia Wint	2021-11-10	2031-11-09	Popwheels, Inc. 20:	ISO	$ 0.2500	1,000.	1,000.	222.	778.
OPT-9	Enypher Jiminez	2022-06-24	2032-06-23	Popwheels, Inc. 20:	ISO	$ 0.3000	1,500.	1,500.	83.	1,417.
OPT-10	Ari Nagel	2022-06-24	2032-06-23	Popwheels, Inc. 20:	ISO	$ 0.3000	20,000.	20,000.	1,111.	18,889.
OPT-11	cordero sellers	2022-07-20	2032-07-19	Popwheels, Inc. 20:	ISO	$ 0.3000	25,000.	25,000.	0.	25,000.
OPT-12	ari kirschenbaum	2022-06-09	2032-06-08	Popwheels, Inc. 20:	ISO	$ 0.3000	15,000.	15,000.	0.	15,000.
OPT-14	Shira Levine	2022-09-07	2032-09-06	Popwheels, Inc. 20:		$ 0.5000	10,000.	10,000.	0.	10,000.
OPT-15	simone weischelba	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	5,000.	5,000.	0.	5,000.
OPT-16	Joseph Rosenberg	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	5,000.	5,000.	0.	5,000.
OPT-17	Peter Parilla	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	1,000.	1,000.	0.	1,000.
OPT-18	clyde williams	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	5,000.	5,000.	0.	5,000.
OPT-19	Ben Harney Jr.	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	5,000.	5,000.	0.	5,000.
OPT-20	Perry Wolberger	2022-09-07	2032-09-06	Popwheels, Inc. 20:	ISO	$ 0.5000	2,500.	2,500.	0.	2,500.
OPT-21	Eric Ball	2022-09-12	2032-09-11	Popwheels, Inc. 20:	ISO	$ 0.5000	1,000.	1,000.	0.	1,000.
OPT-22	Kenneth HInes	2022-09-12	2032-09-11	Popwheels, Inc. 20:	ISO	$ 0.5000	1,000.	1,000.	0.	1,000.
OPT-23	Tyler Nagel	2022-09-12	2032-09-11	Popwheels, Inc. 20:	ISO	$ 0.5000	2,000.	2,000.	0.	2,000.
Total							**434,500**	**434,500**	**90,332**	**344,168**

Share Class Name	Vesting Schedule	Vesting Start Date	Early Exercise	Federal Exemption	Acceleration	Acceleration Provisions	Documents	Comments	Transfer Reason	Voluntary Termination	Involuntary Termination	Termination With Cause	Death	Disability	Retirement
Common	Milestone - See secu		No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	Fully vested		No	Rule 701	No					3 Months	3 Months		12 Months	12 Months	3 Months
Common	Vest over 9 months	2022-08-23	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	Milestone - See secu		No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/24 monthly, no cl	2021-11-10	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/36 monthly, no cl	2022-01-01	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/36 monthly, no cl	2022-06-24	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/36 monthly, no cl	2022-06-24	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-07-20	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-06-09	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-07	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-12	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-12	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months
Common	1/48 monthly, 25%	2022-09-12	No	Rule 701						3 Months	3 Months		12 Months	12 Months	3 Months

Summary of Popwheels, Inc. 2021 Equity Incentive Plan

Authorized Shares	1,100,000.
Options Granted	434,500.
RSAs Granted	0.
RSUs Granted	0.
Profit Interests Granted	0.
Repurchased	0.
Cancelled	0.
Available for Issuance	665,500.

EXHIBIT C: CAPITALIZATION TABLE, OPTIONS AND CONVERTIBLE DEBT - CONTINUED

POPWHEELS, INC. 2021 CONVERTIBLES

Convertibles

Generated by baruch herzfeld (bh@popwheels.club), data to 09-12-2022

Convertible ID	Stakeholder	Grant Date	Principal Issued	Principal Outstanding	Interest Rate	Interest	Interest Outstanding	Total	Total Outstanding	Valuation Cap	Conversion Discount	MFN
CN-1	Royel Invest	2022-03-21	$ 50,000.0000	$ 50,000.0000	0.97%	$ 232.5342	$ 232.5342	$ 50,232.5342	$ 50,232.5342	$ 3,000,000.0000	0.00%	No
CN-2	Joseph Itzkowitz	2022-03-28	$ 50,000.0000	$ 50,000.0000	0.97%	$ 223.2329	$ 223.2329	$ 50,223.2329	$ 50,223.2329	$ 3,000,000.0000	0.00%	No
CN-3	Madison Capital Te	2022-03-16	$ 25,000.0000	$ 25,000.0000	0.97%	$ 119.5890	$ 119.5890	$ 25,119.5890	$ 25,119.5890	$ 3,000,000.0000	0.00%	No
CN-4	ADHN HOldings	2022-04-01	$ 25,000.0000	$ 25,000.0000	0.00%	$ -	$ -	$ 25,000.0000	$ 25,000.0000	$ 3,000,000.0000	0.00%	No
CN-5	Energy Plus NY LLC	2022-03-31	$ 50,000.0000	$ 50,000.0000	0.00%	$ -	$ -	$ 50,000.0000	$ 50,000.0000	$ 3,000,000.0000	0.00%	No
CN-6	Israel Perlmutter	2022-03-31	$ 30,000.0000	$ 30,000.0000	0.00%	$ -	$ -	$ 30,000.0000	$ 30,000.0000	$ 3,000,000.0000	0.00%	No
CN-7	Joel Kohn	2022-03-31	$ 50,000.0000	$ 50,000.0000	0.00%	$ -	$ -	$ 50,000.0000	$ 50,000.0000	$ 3,000,000.0000	0.00%	No
CN-8	Samuel Jacobowitz	2022-03-31	$ 25,000.0000	$ 25,000.0000	0.00%	$ -	$ -	$ 25,000.0000	$ 25,000.0000	$ 3,000,000.0000	0.00%	No
CN-9	Aaron Orlofsky	2022-07-08	$ 30,000.0000	$ 30,000.0000	0.97%	$ 52.6192	$ 52.6192	$ 30,052.6192	$ 30,052.6192	$ 3,000,000.0000	0.00%	No
CN-10	Barry Kleiner	2022-07-02	$ 5,000.0000	$ 5,000.0000	0.97%	$ 9.5671	$ 9.5671	$ 5,009.5671	$ 5,009.5671	$ 3,000,000.0000	0.00%	No
CN-11	Samuel Herzfeld	2022-07-21	$ 10,000.0000	$ 10,000.0000	0.97%	$ 14.0849	$ 14.0849	$ 10,014.0849	$ 10,014.0849	$ 3,000,000.0000	0.00%	No
CN-12	Richard Eugene Bru	2022-08-01	$ 10,000.0000	$ 10,000.0000	0.97%	$ -	$ -	$ 10,000.0000	$ 10,000.0000	$ 3,000,000.0000	0.00%	No
CN-13	Nathaniel Ranter	2022-08-01	$ 2,500.0000	$ 2,500.0000	0.97%	$ 2.7904	$ 2.7904	$ 2,502.7904	$ 2,502.7904	$ 3,000,000.0000	0.00%	No
CN-14	Joseph Savetsky	2022-08-04	$ 2,500.0000	$ 2,500.0000	0.97%	$ 2.5911	$ 2.5911	$ 2,502.5911	$ 2,502.5911	$ 3,000,000.0000	0.00%	No
CN-15	david hammer	2022-08-11	$ 10,000.0000	$ 10,000.0000	0.97%	$ 8.5041	$ 8.5041	$ 10,008.5041	$ 10,008.5041	$ 3,000,000.0000	0.00%	No
CN-16	David Katz	2022-09-07	$ 2,500.0000	$ 2,500.0000	0.97%	$ 0.3322	$ 0.3322	$ 2,500.3322	$ 2,500.3322	$ 3,000,000.0000	0.00%	No
CN-17	Jonathan Leifer	2022-09-12	$ 30,000.0000	$ 30,000.0000	0.97%	$ -	$ -	$ 30,000.0000	$ 30,000.0000	$ 3,000,000.0000	0.00%	No

Pulley

MFN Date	Converted Date	Converted To	Maturity Date	Cancellation Date	Cancellation Reason	Federal Exemption	Domicile - State of Residence	Status	Conversion Type	Documents	Comments
			2028-06-01				QC	Outstanding	Pre-Money		
								Outstanding	Pre-Money		
			2024-04-16					Outstanding	Pre-Money		
								Outstanding	Pre-Money		
								Outstanding	Pre-Money		
								Outstanding	Pre-Money		
								Outstanding	Pre-Money		
								Outstanding	Pre-Money		
			2025-01-11					Outstanding	Pre-Money		
			2025-03-01					Outstanding	Pre-Money		
			2025-12-01					Outstanding	Pre-Money		
			2025-08-04					Outstanding	Pre-Money		
			2025-01-01					Outstanding	Pre-Money		
								Outstanding	Pre-Money		
			2025-08-15					Outstanding	Pre-Money		
								Outstanding	Pre-Money		
								Outstanding	Pre-Money		

EXHIBIT D: ARTICLES OF INCORPORATION

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION
OF POPWHEELS, INC.

Popwheels, Inc. (the "***Company***"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The Company filed its original Certificate of Incorporation with the Secretary of State on July 29, 2021 (the "***Original Certificate of Incorporation***").

2.   The Company amended and restated the Original Certificate of Incorporation by filing a Certificate of Amendment with the Secretary of State on August 11, 2021 (the "***A&R Certificate of Incorporation***").

3.   The Company amended and restated the A&R Certificate of Incorporation by filing a Certificate of Amendment with the Secretary of State on October 29, 2021 (the " **2nd *A&R Certificate of Incorporation***").

4.   This Certificate of Amendment (the "***Certificate of Amendment***") amends the provisions of the Company's 2nd A&R Certificate of Incorporation.

5.   The first paragraph of Article V of the 2nd A&R Certificate of Incorporation is hereby amended and restated as follows:

> The total number of shares of all classes of stock that the Corporation has authority to issue is 24,372,316 consisting of (a) 11,281,400 shares of Class A Common Stock of the Corporation, $0.00001 per share ("***Class A Common Stock***"), (b) 6,000,000 shares of Class B Common Stock of the Corporation, $0.00001 per share ("***Class B Common Stock***"),   (c) 1,181,400 shares of Preferred Stock of the Corporation, $0.00001 per share ("***Series FF Preferred Stock***"), (d) 1,509,516 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("***Series AAA Preferred Stock***"), (e) 800,000 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("***Series BBB Preferred Stock***") and (f) 3,600,000 shares of Preferred Stock of the Corporation, with a per share value to be determined by the Board upon issuance of the series, but no less than $0.00001 per share ("***Series CCC Preferred Stock***") . Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of the Restated Certificate, all shares of Preferred Stock are hereby designated "***Preferred Stock***").

6. Section 2.1 B of Article V of the 2nd A&R Certificate of Incorporation is hereby amended and restated as follows:

1.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock, except AAA Preferred Stock and Series FF Preferred Stock, may cast One (1) vote for every Ten (10) whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matters. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series AAA Preferred Stock and Series FF Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matters. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, where such conversions shall be dictated by the terms of this Restated Certificate or by action of the Board, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

7. The remainder of Article V of the A&R Certificate of Incorporation shall remain unchanged.

8. This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

9. All other provisions of the A&R Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by Baruch Herzfeld, its President, this date _____07 / 21 / 2022_____.

Baruch Herzfeld   07 / 21 / 2022

By: _____

Name: Baruch Herzfeld
Title: President

3

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:18 PM 07/29/2021
FILED 02:18 PM 07/29/2021
SR 20212838935 - File Number 6126942

CERTIFICATE OF INCORPORATION OF
POPWHEELS, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "***DGCL***"), certify as follows:

1. The name of the corporation is Popwheels, Inc. (the "***Corporation***").

2. The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Kent County, Delaware 19904. The name of the registered agent of the Corporation at such address is Cogency Global Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of stock which the Corporation is authorized to issue is 10,000,000. All shares shall be Common Stock, par value $0.00001 per share, and are to be of one class.

5. The name and mailing address of the incorporator of the Corporation is:

   Andrew R. Silverman, Esquire
   MacElree Harvey, Ltd.
   5721 Kennett Pike
   Centreville, DE 19807

6. Unless and except to the extent that the bylaws of the Corporation (the "***Bylaws***") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "***Covered Person***") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "***Proceeding***"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss

suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this paragraph shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

10. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "*Certificate of Incorporation*") or the Bylaws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The remainder of this page is intentionally left blank.

4081443v1
161964.70207

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand on July 29, 2021.



By: _____

Name: Andrew R. Silverman, Esquire

Title: Incorporator

3

EXHIBIT E: BYLAWS

UNANIMOUS WRITTEN CONSENT
OF
THE BOARD OF DIRECTORS
OF
POPWHEELS, INC.
IN LIEU OF ORGANIZATIONAL MEETING

The undersigned, being all of the directors of Popwheels, Inc., a Delaware corporation (the "**Company**"), acting by written consent without a meeting pursuant to Section 141(f) of the Delaware General Corporation Law, do hereby consent to the adoption of the following resolutions:

RESOLVED:	That all of the actions of the incorporator of the Company, taken on behalf of the Company be, and they hereby are, ratified, confirmed, approved, and adopted as actions of the Company.
RESOLVED:	That the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to pay all charges and expenses incident to or arising out of the incorporation of the Company and to reimburse the persons who have made any disbursements therefor.
RESOLVED:	That the bylaws for the regulation of the Company, attached hereto as **Exhibit A** (the "**Bylaws") an**d incorporated herein by reference, are hereby ratified, adopted, and approved as the Bylaws of this Company.
RESOLVED:	That the following persons be, and each of them hereby is, elected to serve in the offices of the Company set opposite their respective names, each to hold such offices until their respective successor is duly elected and qualified or until their earlier resignation or removal:
	Baruch Herzfeld: President, Chief Executive Officer, and Secretary
RESOLVED:	That the form of stock certificate, a specimen of which is attached hereto as **Exhibit B**, hereby is approved and adopted as the form of certificate to evidence shares of Common Stock of the Company.
RESOLVED:	That the board of directors of the Company hereby authorizes and directs that a certificate representing 9,000,000 shares of Common Stock of the Company be issued to Baruch Herzfeld and that such shares, when issued pursuant to this resolution, shall be validly issued, fully paid, and non-assessable shares of Common Stock of the Company.
RESOLVED:	That it is the judgment of the board of directors that fair consideration for the initial issuance of the Company's Common Stock shall be $0.00001 per share.
RESOLVED:	That each of the officers of the Company be, and each of them hereby is, authorized, empowered and directed to open and maintain one or more bank

4083388v1
161964.70207

accounts for the Company, at such banks as each such officer may determine, and that in connection therewith each such officer may execute and deliver on behalf of the Company such forms of banking resolutions as such banks may request in connection with its designation as depository, which banking resolutions are hereby adopted as resolutions of the Board and the Secretary is directed to make a copy of said resolutions and insert them immediately after this written consent.

RESOLVED: That the officers of the Company hereby are authorized to execute, deliver, and file all certificates and documents and to do all other acts and things necessary or advisable, or convenient and proper, to open bank accounts on behalf of the Company in accordance with the above resolution.

RESOLVED: That the fiscal year of the Company shall end on December 31 of each year.

RESOLVED: That for the purpose of authorizing the Company to do business in any state, territory, or dependency of the United States or any foreign country in which it is necessary or expedient for the Company to transact business, the officers of the Company hereby are authorized to appoint and substitute all necessary agents or attorneys for service of process, to designate and change the location of all necessary statutory offices, and, if applicable, under the corporate seal, to make and file all necessary certificates, reports, powers of attorney, and other instruments as may be required by the laws of such state, territory, dependency, or country to authorize the Company to transact business therein and whenever it is expedient for the Company to cease doing business therein and withdraw therefrom, to revoke any appointment of agent or attorney for service of process and to file such certificates, reports, revocation of appointment, or surrender of authority of the Company to do business in any such state, territory, dependency, or country.

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized to take all such further action, as any such officer may deem necessary, proper, convenient, or desirable in order to carry out each of the foregoing resolutions and fully to effectuate the purposes and intents thereof, and that all actions taken by the officers of the Company to date, in connection with the foregoing resolutions, or otherwise, are hereby in all respects confirmed, ratified, and approved.

RESOLVED: That an executed copy of this Unanimous Written Consent shall be filed with the minutes of the proceedings of the board of directors.

This Unanimous Written Consent may be signed in two or more counterparts, each of which shall be deemed an original, and all of which shall be deemed one instrument.

IN WITNESS WHEREOF, the undersigned directors have duly executed this Unanimous Written Consent as of August 2, 2021.

DIRECTORS:

baruch herzfeld
_____
Baruch Herzfeld

EXHIBIT A

BYLAWS

4083388v1
161964.70207

BYLAWS OF POPWHEELS, INC.

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office of Popwheels, Inc. (hereinafter called the "***Corporation***") in the State of Delaware shall be at at the address set forth in the Company's Certificate of Incorporation. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "***Board of Directors***") from time to time shall determine or the business of the Corporation may require.

Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record

entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05   Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06   List of Stockholders. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07   Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "***Certificate of Incorporation***") or these bylaws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders

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entitled to vote thereat, present in person or represented by proxy, shall have power, by the affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in Section 2.04, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08   Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the Chief Executive Officer, or, in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09   Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10   Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment

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thereof and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11   Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12   Fixing the Record Date.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon

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which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02   Number; Term of Office. The Board of Directors shall consist of at least one, but no more than five members. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03   Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the

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expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the President on at least 24 hours' notice to each director given by one of the means specified in Section 3.11 hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the President in like manner and on like notice on the written request of any two or more directors.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to Section 3.08, Section 3.10 and Section 3.12 hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these bylaws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, e-mail or by other means of electronic transmission.

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Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these bylaws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these bylaws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all

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meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01   Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a president, a treasurer and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant secretaries and other officers. Any two or more offices may be held by the same person.

Section 4.02   Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the president or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03   The President. The president shall have general supervision over the business of the Corporation and other duties incident to the office of president, and any other duties as may be from time to time assigned to the president by the Board of Directors and subject to the control of the Board of Directors in each case.

Section 4.04   Vice Presidents. Each vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the president.

Section 4.05   The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president. The secretary shall keep in safe custody

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the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06   The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07   Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the president or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01   Certificates Representing Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman, any vice chairman, the president or any vice president, and by the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02   Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

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Section 5.03   Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04   Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section 6.01   Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 6.02   Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.03   Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.04   Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.05   Conflict with Applicable Law or Certificate of Incorporation. These bylaws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these bylaws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
AMENDMENTS

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These bylaws may be amended, altered, changed, adopted and repealed or new bylaws adopted by the Board of Directors. The stockholders may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by them or otherwise.

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RESTRICTED STOCK PURCHASE AGREEMENT

This Restricted Stock Purchase Agreement (the "***Agreement***") is made as of August 2, 2021 by and between Popwheels, Inc., a Delaware corporation (the "***Company***") and Baruch Herzfeld ("***Purchaser***"). Certain capitalized terms used below are defined in the terms and conditions set forth in ***Exhibit A*** attached to this Agreement, which are incorporated by reference.

Total shares of Stock purchased: 9,000,000 shares of Common Stock of the Company (the "***Stock***")

Purchase Price per share: $0.00001

Total Purchase Price: $90.00

Form of Payment: Cash: $90.00

Vesting Schedule:

 9,000,000 shares of the Stock (the "***Restricted Stock***") are subject to the Repurchase Option as of the date of this Agreement. On the date 12 months from July 29, 2021 (the "***Vesting Anniversary Date***"), 12/48th of the Restricted Stock shall vest and be released from the Repurchase Option; thereafter, 1/48th of the Restricted Stock shall vest and be released from the Repurchase Option on a monthly basis measured from the Vesting Anniversary Date, until all the Restricted Stock is released from the Repurchase Option (provided in each case that Purchaser remains a Service Provider as of the date of such release).

Acceleration Provisions:

In the event of a Change in Control, the Repurchase Option shall lapse with respect to 100% of the Restricted Stock and such Restricted Stock shall immediately become fully vested, provided that Purchaser remains a Service Provider as of the time of the consummation of such Change in Control.

If at any time (i) Purchaser's services in all capacities as a Service Provider are involuntarily terminated without Cause, or (ii) Purchaser resigns his or her service in all capacities as a Service Provider for Good Reason, and in either case other than as a result of death or disability, and provided such termination constitutes a "separation from service" within the meaning of Treasury Regulation Section 1.409A-1(h), the Repurchase Option shall lapse as to 100% of the Restricted Stock and such shares of Restricted Stock shall immediately become fully vested.

The remainder of this page is intentionally left blank.

Additional Terms/Acknowledgements: The undersigned Purchaser acknowledges receipt of, and understands and agrees to, this Restricted Stock Purchase Agreement, including the terms and conditions set forth in *Exhibit A* attached to this Agreement, which are incorporated by reference.

COMPANY:

POPWHEELS, INC.

By: *baruch herzfeld*

Name: Baruch Herzfeld
Title: President and CEO

Address: 1294 Dean Street
Brooklyn, NY 11216

PURCHASER:

baruch herzfeld

Baruch Herzfeld

Address: 1294 Dean Street
Brooklyn, NY 11216

EXHIBIT A

Terms and Conditions Incorporated into
Restricted Stock Purchase Agreement

1.   Purchase and Sale of Stock. Purchaser agrees to purchase from the Company, and the Company agrees to sell to Purchaser, the number of shares of Stock for the consideration set forth in the cover page to this Agreement. The closing of the transactions contemplated by this Agreement, including payment for and delivery of the Stock, shall occur at the offices of the Company immediately following the execution of this Agreement, or at such other time and place as the parties may mutually agree.

2.   Investment Representations. In connection with the purchase of the Stock, Purchaser represents to the Company the following:

   (a)   Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Stock. Purchaser is purchasing the Stock for investment for Purchaser's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "*Act*").

   (b)   Purchaser understands that the Stock has not been registered under the Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed in this Agreement.

   (c)   Purchaser further acknowledges and understands that the Stock must be held indefinitely unless the Stock is subsequently registered under the Act or an exemption from such registration is available. Purchaser further acknowledges and understands that the Company is under no obligation to register the Stock. Purchaser understands that the certificate evidencing the Stock will be imprinted with a legend that prohibits the transfer of the Stock unless the Stock is registered or such registration is not required in the opinion of counsel for the Company.

   (d)   Purchaser is familiar with the provisions of Rule 144 under the Act as in effect from time to time, that, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer of such securities (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions.

   (e)   Purchaser further understands that at the time Purchaser wishes to sell the Stock there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Company may not be satisfying the current public information requirements of Rule 144, and that, in such event, Purchaser may be precluded from selling the Stock under Rule 144 even if the minimum holding period requirement had been satisfied.

(f)   Purchaser further warrants and represents that Purchaser has either (i) preexisting personal or business relationships, with the Company or any of its officers, directors or controlling persons, or (ii) the capacity to protect Purchaser's own interests in connection with the purchase of the Stock by virtue of the business or financial expertise of Purchaser or of professional advisors to Purchaser who are unaffiliated with and who are not compensated by the Company or any of its affiliates, directly or indirectly.

(g)   Purchaser acknowledges that Purchaser has read all tax related sections and further acknowledges Purchaser has had an opportunity to consult Purchaser's own Tax, Legal and Financial Advisors regarding the purchase of common stock under this Agreement.

(h)   Purchaser acknowledges and agrees that in making the decision to purchase the common stock under this Agreement, Purchaser has not relied on any statement, whether written or oral, regarding the subject matter of this Agreement, except as expressly provided in this Agreement and in the attachments and exhibits to this Agreement.

(i)   If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Stock, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Stock. The Purchaser's subscription and payment for and continued beneficial ownership of the Stock will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.   <u>Restrictive Legends</u>. All certificates representing the Stock shall have endorsed thereon legends in substantially the following forms (in addition to any other legend which may be required by other agreements between the parties to this Agreement):

(a)   "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED."

(b)   "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S) AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(c) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(d) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPTION SET FORTH IN AN AGREEMENT BETWEEN THE CORPORATION AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SHARES SUBJECT TO SUCH OPTION IS VOID WITHOUT THE PRIOR EXPRESS WRITTEN CONSENT OF THE CORPORATION."

(e) Any legend required by applicable blue sky laws.

4. <u>Market Stand-Off Agreement</u>. Purchaser shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock or other securities of the Company held by Purchaser (other than those included in the registration), including the Stock (the "***Restricted Securities***"), during the 180-day period following the effective date of the Company's first firm commitment underwritten public offering of its Common Stock (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation) (the "***Lock Up Period***"); *provided, however,* that nothing contained in this Section 4 shall prevent the exercise of the Repurchase Option during the Lock Up Period. Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect to the foregoing provision. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to Purchaser's Restricted Securities until the end of such period. The underwriters of the Company's stock are intended third party beneficiaries of this Section 4 and shall have the right, power and authority to enforce the provisions hereof as though they were a party to this Agreement.

5. <u>Intellectual Property Rights</u>.

(a) Purchaser represents and warrants that except for intellectual property rights assigned pursuant to this Agreement or specifically disclosed to the Company on the appropriate schedule of Purchaser's Confidential Information and Inventions Assignment Agreement with the Company (if applicable), Purchaser possesses no intellectual property and has made no inventions related to the Company's business, as currently conducted or as proposed to be conducted. Purchaser further agrees that to the extent it is discovered that Purchaser has made inventions, patented or unpatented, or otherwise possesses intellectual property rights related to the Company's business that were not properly assigned to the Company or specifically disclosed and excluded in Purchaser's Confidential Information and Inventions

Assignment Agreement (if applicable) (the "***Additional Intellectual Property***"), the Additional Intellectual Property is hereby assigned to the Company.

(b)   Purchaser agrees to assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign proprietary rights relating to the Additional Intellectual Property in any and all countries. Purchaser agrees to execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Additional Intellectual Property and the assignment of such Additional Intellectual Property.

(c)   In the event the Company is unable for any reason, after reasonable effort, to secure Purchaser's signature on any document needed in connection with the actions specified in the preceding paragraph, Purchaser irrevocably designates and appoints the Company and its duly authorized officers and agents as my agent and attorney in fact, which appointment is coupled with an interest, to act for and on behalf of Purchaser to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by Purchaser.

6.   Repurchase Option. The following provisions shall apply to the Restricted Stock, as provided in the cover page to this Agreement (the "***Vesting Provisions***"):

(a)   Repurchase Option. In the event Purchaser's relationship with the Company (or a parent or subsidiary of the Company) terminates for any reason (including death or disability), or for no reason, with or without cause, such that after such termination Purchaser is no longer providing services to the Company (or a parent or subsidiary of the Company) as an employee, consultant or advisor (a "***Service Provider***"), then the Company shall have an irrevocable option (the "***Repurchase Option***") for a period of 120 days after said termination (the "***Repurchase Period***") to repurchase from Purchaser or Purchaser's personal representative, as the case may be, at the lower of (i) $0.00001, or (ii) the Fair Market Value per share of such Restricted Stock as of the date of repurchase (such lower price, the "***Option Price***"), up to but not exceeding the number of shares of Restricted Stock that have not vested in accordance with the Vesting Provisions as of such termination date. The Repurchase Option shall be exercised as provided in Section 6(b). For purposes of the Repurchase Option, the "***Fair Market Value***" shall mean the value of the Restricted Stock as determined in good faith by the Company's Board of Directors. The term of the Repurchase Option shall be extended to such longer period (A) as may be agreed to by the Company and the Purchaser, or (B) as needed to ensure the stock issued by the Company does not lose its status as "qualified small business stock" under Section 1202 of the Code (as defined below). **Purchaser acknowledges that the Company has no obligation, either now or in the future, to repurchase any of the shares of Common Stock, whether vested or unvested, at any time. Further, Purchaser acknowledges and understands that, in the event that the Company repurchases shares, the repurchase price may be less**

than the price Purchaser originally paid and that Purchaser bears any risk associated with the potential loss in value.

(b) <u>Exercise of Repurchase Option</u>. The Company, or any assignee or assignees of the Company, may exercise the Repurchase Option by giving notice to the holder of the Restricted Stock during the Repurchase Period in writing. Notwithstanding the foregoing, the Company shall be deemed to have exercised the Repurchase Option as of the last day of the Repurchase Period, unless an officer of the gives notice to the holder of the Restricted Stock during the Repurchase Period in writing that the Company expressly declines to exercise its Repurchase Option for some or all of the Restricted Stock. Upon exercise of the Repurchase Option, the Company shall pay to the holder of the Restricted Stock the Option Price for the shares of Restricted Stock being repurchased. The Company shall be entitled to pay for any shares of Restricted Stock purchased pursuant to its Repurchase Option at the Company's option in cash or by offset against any indebtedness owing to the Company by Purchaser (including without limitation any Note given in payment for the Restricted Stock), or by a combination of both. Upon exercise of the Repurchase Option and payment of the purchase price in any of the ways described above, the Company shall become the legal and beneficial owner of the Restricted Stock being repurchased and all rights and interest in or related to the Restricted Stock, and the Company shall have the right to transfer to its own name the Restricted Stock being repurchased by the Company, without further action by Purchaser. The certificate(s) representing the shares of Restricted Stock that have been repurchased by the Company shall be delivered to the Company. It is expressly agreed between the parties that money damages are inadequate to compensate the Company for the Restricted Stock and that the Company shall, upon proper exercise of the Repurchase Option, be entitled to specific enforcement of its rights to purchase and receive said Restricted Stock.

(c) <u>Adjustments to Restricted Stock</u>. If, from time to time, during the term of the Repurchase Option there is any change affecting the Company's outstanding Common Stock as a class that is effected without the receipt of consideration by the Company (through merger, consolidation, reorganization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, change in corporation structure or other transaction not involving the receipt of consideration by the Company), then any and all new, substituted or additional securities or other property to which Purchaser is entitled by reason of Purchaser's ownership of Restricted Stock shall be immediately subject to the Repurchase Option and be included in the meaning of "Restricted Stock" for all purposes of the Repurchase Option with the same force and effect as the shares of the Restricted Stock presently subject to the Repurchase Option, but only to the extent the Restricted Stock is, at the time, covered by such Repurchase Option. While the total Option Price shall remain the same after each such event, the Option Price per share of Restricted Stock upon exercise of the Repurchase Option shall be appropriately adjusted.

(d)   Corporate Transaction. In the event of (a) an Acquisition (as defined below); or (b) an Asset Transfer (as defined below) ((a) and (b) being collectively referred to in the Agreement as a "***Corporate Transaction***"), then the Repurchase Option shall be assigned by the Company to any successor of the Company (or the successor's parent) in connection with such Corporate Transaction. To the extent that the Repurchase Option remains in effect following such a Corporate Transaction, it shall apply to the new capital stock or other property received in exchange for the Restricted Stock in consummation of the Corporate Transaction, but only to the extent the Restricted Stock is at the time covered by such right. Appropriate adjustments shall be made to the Option Price per share payable upon exercise of the Repurchase Option to reflect the effect of the Corporate Transaction upon the Company's capital structure; *provided, however*, that the aggregate Option Price shall remain the same. For the purposes of this Section 6(d): (i) "***Acquisition***" shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization; or (B) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; and (ii) "***Asset Transfer***" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(e)   Termination of Repurchase Option. Sections 6(a) through 6(d) of this Agreement shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

(f)   Escrow of Unvested Restricted Stock. As security for Purchaser's faithful performance of the terms of this Agreement and to insure the availability for delivery of Purchaser's Restricted Stock upon exercise of the Repurchase Option herein provided for, Purchaser agrees, at the closing hereunder, to deliver to and deposit with the Secretary of the Company or the Secretary's designee, including the person or entity named in Joint Escrow Instructions ("***Escrow Agent***"), as Escrow Agent in this transaction, two stock assignments duly endorsed (with date and number of shares blank) in the form attached to this Agreement as an Exhibit, together with a certificate or certificates evidencing all of the Restricted Stock subject to the Repurchase Option; said documents are to be held by the Escrow Agent and delivered by said Escrow Agent pursuant to the Joint Escrow Instructions of the Company and Purchaser attached to this Agreement as an Exhibit and incorporated by this reference ("***Joint Escrow Instructions***"), which instructions shall also be delivered to the Escrow Agent at the closing hereunder. Purchaser acknowledges that the Escrow Agent is so appointed as the escrow holder with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Purchaser agrees that Escrow Agent shall not be liable to any party hereof (or to any other party). Escrow Agent may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Purchaser agrees that if the Escrow Agent resigns as Escrow Agent for any or no reason, the Board of Directors of the Company shall have the power to appoint a successor to serve as Escrow Agent pursuant to the terms of this Agreement.

Purchaser agrees that if the Secretary of the Company resigns as Secretary, the successor Secretary shall serve as Escrow Agent pursuant to the terms of this Agreement.

(g)   Rights of Purchaser. Subject to the provisions of Sections 6(f), 6(h), 4 and 6(j) in this Agreement, Purchaser shall exercise all rights and privileges of a stockholder of the Company with respect to the Restricted Stock deposited in escrow. Purchaser shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to such shares of Restricted Stock and for the purpose of exercising any voting rights relating to such shares of Restricted Stock, even if some or all of such shares of Restricted Stock have not yet vested and been released from the Repurchase Option.

(h)   Limitations on Transfer. In addition to any other limitation on transfer created by applicable securities laws, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Restricted Stock while the Restricted Stock is subject to the Repurchase Option. After any Restricted Stock has been released from the Repurchase Option, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Restricted Stock except in compliance with the provisions herein, in the Company's Bylaws and applicable securities laws. Furthermore, the Restricted Stock shall be subject to any right of first refusal in favor of the Company or its assignees that may be contained in the Company's Bylaws. **Purchaser further acknowledges that Purchaser may be required to hold the Common Stock purchased hereunder indefinitely. During the period of time during which the Purchaser holds the Common Stock, the value of the Common Stock may increase or decrease, and any risk associated with such Common Stock and such fluctuation in value shall be borne by the Purchaser**.

(i)   Section 83(b) Election. Purchaser understands that Section 83(a) of the Code, taxes as ordinary income the difference between the amount paid for the Restricted Stock and the fair market value of the Restricted Stock as of the date any restrictions on the Restricted Stock lapse. In this context, "restriction" includes the right of the Company to buy back the Restricted Stock pursuant to the Repurchase Option set forth above. Purchaser understands that Purchaser may elect to be taxed at the time the Restricted Stock is purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "*83(b) Election*") of the Code with the Internal Revenue Service within 30 days from the date of purchase, a form of which is attached to this Agreement. Even if the fair market value of the Restricted Stock at the time of the execution of this Agreement equals the amount paid for the Restricted Stock, the 83(b) Election must be made to avoid income under Section 83(a) in the future. Purchaser understands that failure to file such an 83(b) Election in a timely manner may result in adverse tax consequences for Purchaser. Purchaser further understands that an additional copy of such 83(b) Election is required to be filed with his or her federal income tax return for the calendar year in which the date of this Agreement falls. **Purchaser further acknowledges and understands that it is Purchaser's sole obligation and**

responsibility to timely file such 83(b) Election, and neither the Company nor the Company's legal or financial advisors shall have any obligation or responsibility with respect to such filing. Purchaser acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Restricted Stock hereunder, and does not purport to be complete. Purchaser further acknowledges that the Company has directed Purchaser to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Purchaser may reside, and the tax consequences of Purchaser's death. Purchaser assumes all responsibility for filing an 83(b) Election and paying all taxes resulting from such election or the lapse of the restrictions on the Restricted Stock.

(j)   <u>Refusal to Transfer</u>. The Company shall not be required (i) to transfer on its books any shares of Restricted Stock of the Company that shall have been transferred in violation of any of the provisions set forth in this Agreement or (ii) to treat as owner of such shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares shall have been so transferred.

(k)   <u>No Employment Rights</u>. This Agreement is not an employment or other service contract and nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company (or a parent or subsidiary of the Company) to terminate Purchaser's employment or other service relationship for any reason at any time, with or without cause and with or without notice.

(l)   <u>Parachute Payments</u>.

     (i)   If any payment or benefit Purchaser would receive pursuant to a Corporate Transaction from the Company or otherwise ("***Payment***") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "***Excise Tax***"), then such Payment shall be reduced to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Purchaser's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments and/or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: reduction of current cash payments; reduction of deferred cash payments subject to Code Section 409A; cancellation of accelerated vesting of stock awards; reduction of employee benefits. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of

vesting shall be cancelled in the reverse order of the date of grant of Purchaser's stock awards.

(ii)   The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Corporate Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group affecting the Corporate Transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(iii)   The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Purchaser within fifteen (15) calendar days after the date on which Purchaser's right to a Payment is triggered (if requested at that time by the Company or Purchaser) or such other time as requested by the Company or Purchaser. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, it shall furnish the Company and Purchaser with an opinion reasonably acceptable to Purchaser that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon the Company and Purchaser.

(m)   Certain Defined Terms. For purposes of this Agreement, the following defined terms shall apply:

(i)   "*Cause*" shall mean any of the following: (1) conviction of any felony or any crime involving moral turpitude or dishonesty, (2) participation in a fraud or act of dishonesty against the Company, (3) willful and material breach of Purchaser's duties that has not been cured within 30 days after written notice from the Company's Board of Directors of such breach, (4) intentional and material damage to the Company's property, or (5) material breach of the Confidential Information and Inventions Assignment Agreement.

(ii)   "*Change in Control*" shall mean (1) a merger or consolidation in which the Company is a constituent party (or in which a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation), other than a merger or consolidation in which the voting securities of the Company outstanding immediately prior to such merger or consolidation continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation, or (2) any transaction or series of related transactions in which in excess of 50% of the Company's

voting power is transferred, other than the sale by the Company of stock in transactions the primary purpose of which is to raise capital for the Company's operations and activities, or (3) a sale, lease, exclusive license or other disposition of all or substantially all (as determined by the Board of Directors in its sole discretion) of the assets of the Company other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exclusive license or other disposition.

(iii) **"*Good Reason*"** shall mean any of the following actions taken by the Company or a successor corporation or entity without Purchaser's consent (unless such action is taken in response to conduct by Purchaser that constitutes Cause): (1) material reduction of Purchaser's base compensation, other than a reduction that applies generally to all executives and does not exceed 10%; (2) material reduction in Purchaser's authority, duties or responsibilities, provided, however, that a change in job position (including a change in title) shall not be deemed a "material reduction" unless Purchaser's new authority, duties or responsibilities are materially reduced from the prior authority, duties or responsibilities; (3) failure or refusal of a successor to the Company to materially assume the Company's obligations under this Agreement in the event of a Change in Control as defined below; or (4) relocation of Purchaser's principal place of employment that results in an increase in Purchaser's one-way driving distance by more than 50 miles from Purchaser's then current principal residence. In order to resign for Good Reason, the Purchaser must provide written notice of the event giving rise to Good Reason to the Company's Board of Directors within 30 days after the condition arises, allow the Company 90 days to cure such condition, and if the Company fails to cure the condition within such period, the Purchaser's resignation from all positions Purchaser then holds with the Company must be effective not later than 30 days after the end of the Company's cure period.

7. <u>Miscellaneous</u>.

(a) <u>Release</u>. As a condition of receiving the Acceleration Provisions set forth in the cover page to this Agreement to which Purchaser would not otherwise be entitled, Purchaser shall execute the Company's standard form of a release of claims (the "***Release***") and permit such Release to become effective in accordance with its terms. Unless the Release is executed by Purchaser and delivered to the Company within the period of time set forth in the Release, and such Release becomes effective, Purchaser shall not receive any of the benefits of the Acceleration Provisions provided for under this Agreement.

(b)   Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, and if not sent during normal business hours of the recipient, then on the next business day; (iii) five calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party to this Agreement at such party's address hereinafter set forth on the signature page hereof, or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

(c)   Successors and Assigns. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, be binding upon Purchaser, Purchaser's successors, and assigns. The Repurchase Option of the Company hereunder shall be assignable by the Company at any time or from time to time, in whole or in part.

(d)   Attorneys' Fees. The prevailing party in any suit or action hereunder shall be entitled to recover from the losing party all costs incurred by it in enforcing the performance of, or protecting its rights under, any part of this Agreement, including reasonable costs of investigation and attorneys' fees.

(e)   Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. The parties agree that any action brought by either party to interpret or enforce any provision of this Agreement shall be brought in, and each party agrees to, and does hereby, submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the Company's principal place of business.

(f)   Further Execution. The parties agree to take all such further actions as may reasonably be necessary to carry out and consummate this Agreement as soon as practicable, and to take whatever steps may be necessary to obtain any governmental approval in connection with or otherwise qualify the issuance of the securities that are the subject of this Agreement.

(g)   Entire Agreement; Amendment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may not be amended, modified or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

(h)   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be

excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(i)   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

End of Exhibit A to Restricted Stock Purchase Agreement.

POPWHEELS, INC.
JOINT ESCROW INSTRUCTIONS

Secretary
Popwheels, Inc.
1294 Dean Street
Brooklyn, NY 11216

Gentlemen:

As Escrow Agent for both Popwheels, Inc., a Delaware corporation ("***Company***"), and Baruch Herzfeld ("***Purchaser***"), you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Restricted Stock Purchase Agreement dated as of August 2, 2021 ("***Agreement***"), to which a copy of these Joint Escrow Instructions is attached as an Exhibit, in accordance with the following instructions:

1.   In the event Company or an assignee shall elect to exercise the Repurchase Option set forth in the Agreement, the Company or its assignee will give to Purchaser and you a written notice specifying the number of shares of stock to be purchased, the purchase price, and the time for a closing thereunder at the principal office of the Company. Purchaser and the Company hereby irrevocably authorize and direct you to close the transaction contemplated by such notice in accordance with the terms of said notice.

2.   At the closing, you are directed (a) to date the stock assignments necessary for the transfer in question, (b) to fill in the number of shares being transferred, and (c) to deliver the same, together with the certificate evidencing the shares of stock to be transferred, to the Company against the simultaneous delivery to you of the purchase price (which may include suitable acknowledgment of cancellation of indebtedness) for the number of shares of stock being purchased pursuant to the exercise of the Repurchase Option.

3.   Purchaser irrevocably authorizes the Company to deposit with you any certificates evidencing shares of stock to be held by you hereunder and any additions and substitutions to said shares as specified in the Agreement. Purchaser does hereby irrevocably constitute and appoint you as his attorney-in-fact and agent for the term of this escrow to execute with respect to such securities all documents necessary or appropriate to make such securities negotiable and complete any transaction herein contemplated, including but not limited to any appropriate filing with state or government officials or bank officials. Subject to the provisions of this paragraph 3, Purchaser shall exercise all rights and privileges of a shareholder of the Company while the stock is held by you.

4.   This escrow shall terminate upon the exercise in full or expiration of the Repurchase Option, whichever occurs first.

5.   If at the time of termination of this escrow under Section 4 herein you should have in your possession any documents, securities, or other property belonging to Purchaser, you shall deliver all of the same to Purchaser and shall be discharged of all further obligations

hereunder; *provided, however,* that if at the time of termination of this escrow you are advised by the Company that any property subject to this escrow is the subject of a pledge or other security agreement, you shall deliver all such property to the pledgeholder or other person designated by the Company.

6. Except as otherwise provided in these Joint Escrow Instructions, your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7. You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorney-in-fact for Purchaser while acting in good faith and in the exercise of your own good judgment, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

8. You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or entity, excepting only orders or process of courts of law, and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree of any court, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

9. You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver these Joint Escrow Instructions documents or papers deposited or called for hereunder.

10. You shall not be liable for the outlawing of any rights under any statute of limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

11. Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be Secretary of the Company or if you shall resign by written notice to the Company. In the event of any such termination, the Secretary of the Company shall automatically become the successor Escrow Agent unless the Company shall appoint another successor Escrow Agent, and Purchaser hereby confirms the appointment of such successor as Purchaser's attorney-in-fact and agent to the full extent of your appointment.

12. If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

13. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any

part of said securities until such dispute shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

14. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the other party hereto at such party's address set forth below, or at such other address as such party may designate by ten (10) days advance written notice to the other party hereto.

Company:	Popwheels, Inc.
	1294 Dean Street
	Brooklyn, NY 11216
	Attn: Chief Executive Officer

Purchaser:	Baruch Herzfeld
	1294 Dean Street
	Brooklyn, NY 11216

Escrow Agent:	Popwheels, Inc.
	1294 Dean Street
	Brooklyn, NY 11216
	Attn: Secretary

15. By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

16. You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder. You may rely upon the advice of such counsel, and you may pay such counsel reasonable compensation therefor. The Company shall be responsible for all fees generated by such legal counsel in connection with your obligations hereunder.

17. This instrument shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. It is understood and agreed that references to "you" and "your" herein refer to the original Escrow Agents and to any and all successor Escrow Agents. It is understood and agreed that the Company may at any time or from time to time assign its rights under the Agreement and these Joint Escrow Instructions in whole or in part.

18. These Joint Escrow Instructions shall be governed by and interpreted and determined in accordance with the laws of the State of Delaware, as such laws are applied by without giving effect to any conflicts of laws principles that require the application of the law of a different state.

The undersigned have executed this Joint Escrow Instructions as of the date set forth above.

PURCHASER:

Baruch Herzfeld

baruch herzfeld
_____
(Signature)

Address: 1294 Dean Street
                Brooklyn, NY 11216

Escrow Agent:

baruch herzfeld
_____
Baruch Herzfeld, Secretary

STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

        FOR VALUE RECEIVED, the undersigned sells, assigns and transfers unto Popwheels, Inc., a Delaware corporation (the "***Company***"), pursuant to the Repurchase Option under that certain Restricted Stock Purchase Agreement, dated August 2, 2021, by and between the undersigned and the Company (the "***Agreement***") _____ shares of Common Stock of the Company standing in the undersigned's name on the books of the Company represented by Certificate No. _____ and does irrevocably constitute and appoint both the Company's Secretary and the Company's attorney, or either of them, to transfer said stock on the books of the Company with full power of substitution in the premises. This Assignment may be used only in accordance with and subject to the terms and conditions of the Agreement, in connection with the repurchase of shares of Common Stock issued to the undersigned pursuant to the Agreement, and only to the extent that such shares remain subject to the Company's Repurchase Option under the Agreement.

Baruch Herzfeld

Dated: _____
          (Leave blank)

baruch herzfeld
_____
                  (Signature)

Instruction: *Please do not fill in any blanks other than the signature line. Do not fill in the date line*. The purpose of this Assignment is to enable the Company to exercise its repurchase option set forth in the Agreement without requiring additional signatures on the part of the Purchaser.

SECTION 83(B) ELECTION

EXPLANATORY COVER SHEET

VERY IMPORTANT NOTE

PLEASE READ

If you wish to make a Section 83(b) election, it is **your responsibility** to make the election. The form for making this election is attached to this notice, together with instructions for making the filing. **It must be done within the 30 day period indicated in the instructions to the attached form, and there are NO exceptions. The signature on the filing must be an original signature.**

By using this form, you understand and agree that it is your sole obligation and responsibility to timely file the 83(b) election, and neither the Company nor the Company's legal or financial advisors shall have any obligation or responsibility with respect to such filing even if any of them agree to make such filing for you. You further acknowledge and agree that the Company has directed you to seek independent advice regarding the applicable provisions of the Internal Revenue Code, the income tax laws of any municipality, state or foreign country in which you may reside, and the proper form for making a Section 83(b) election. FAILURE TO TIMELY MAKE THESE FILINGS CAN RESULT IN MATERIAL AND ADVERSE TAX CONSEQUENCES TO YOU.

[DELETE THIS PAGE BEFORE USE]

INSTRUCTIONS FOR FILING SECTION 83(B) ELECTION

Attached is a form of election under Section 83(b) of the Internal Revenue Code and an accompanying IRS cover letter. Please fill in your social security number and sign the election and cover letter, then proceed as follows:

(a)   Make **three** copies of the completed election form and one copy of the IRS cover letter.

(b)   Send the **original** signed election form and cover letter, the copy of the cover letter, and a self-addressed stamped return envelope to the Internal Revenue Service Center where you would otherwise file your tax return. Even if an address for an Internal Revenue Service Center is already included in the forms below, it is your obligation to verify such address. This can be done by searching for the term "where to file" on www.irs.gov or by calling 1 (800) 829-1040.

Sending the election via certified mail, requesting a return receipt, with the certified mail number written on the cover letter is also recommended.

(c)   Deliver one copy of the completed election form to the Company.

(d)   Applicable state law may require that you attach a copy of the completed election form to your state personal income tax return(s) when you file it for the year (assuming you file a state personal income tax return).

Please consult your personal tax advisor(s) to determine whether or not a copy of this Section 83(b) election should be filed with your state personal income tax return(s).

(e)   Retain one copy of the completed election form for your personal permanent records.

Note: An additional copy of the completed election form must be delivered to the transferee (recipient) of the property if the service provider and the transferee are not the same person.

Please note that the election must be filed with the IRS within 30 days of the date of your restricted stock grant. Failure to file within that time will render the election void and you may recognize ordinary taxable income as your vesting restrictions lapse. The Company and its counsel cannot assume responsibility for failure to file the election in a timely manner under any circumstances.

Date: 08 / 02 / 2021
_____

CERTIFIED MAIL NUMBER
<u>**RETURN SERVICE REQUESTED**</u>

Department of the Treasury
Internal Revenue Service
Kansas City, MO 64999-0002

Re: <u>**Election Under Section 83(b) of the Internal Revenue Code**</u>

Dear Sir or Madam:

Enclosed please find an executed form of election under Section 83(b) of the Internal Revenue Code of 1986, as amended, filed with respect to an interest in Popwheels, Inc.

Also enclosed is a copy of this letter and a stamped, self-addressed envelope. Please acknowledge receipt of these materials by marking the copy when received and returning it to the undersigned.

Thank you very much for your assistance.

Very truly yours,

baruch herzfeld
_____
Baruch Herzfeld

Enclosures

SECTION 83(B) ELECTION

Dated: August 2, 2021

Department of the Treasury
Internal Revenue Service
Kansas City, MO 64999-0002

Re: Election Under Section 83(b)

Ladies and Gentlemen:

The undersigned taxpayer hereby elects, pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, to include in gross income as compensation for services the excess (if any) of the fair market value of the shares described below over the amount paid for those shares. The following information is supplied in accordance with Treasury Regulation § 1.83-2:

1.   **The name, social security number, address of the undersigned, and the taxable year for which this election is being made are:**

Name:	Baruch Herzfeld
Social Security Number:	099640177
Address:	1294 Dean Street
	Brooklyn, NY 11216
Taxable year:	Calendar year 2021

2.   **The property that is the subject of this election:** 9,000,000 shares of common stock (the "***Shares***") of Popwheels, Inc., a Delaware corporation (the "***Company***").

3.   **The date on which the Shares were transferred to the undersigned:** August 2, 2021.

4.   **The Shares are subject to the following restrictions:** The Shares are subject to forfeiture or repurchase at less than their fair market value if the undersigned does not continue to provide services for the Company for a designated period of time. The risk of forfeiture or repurchase lapses over a specified vesting period.

5.   **The fair market value of the Shares at the time of the transfer to the undersigned (determined without regard to any restriction other than a nonlapse restriction as defined in Treasury Regulation § 1.83-3(h)):** $0.00001 per Share x 9,000,000 Shares = $90.00

6.   **The amount paid for the Shares transferred:** $0.00001 per Share x 9,000,000 Shares = $90.00.

7.   **The amount to include in gross income is:** $90.00.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which taxpayer files his or her annual income tax return not later than 30 days after the date of

transfer of the Shares. A copy of the election also will be furnished to the person for whom the services were performed and the transferee of the Shares, if any. The undersigned is the person performing the services in connection with which the Shares were transferred.

Very truly yours,

_____

Baruch Herzfeld

TITLE	Popwheels, Inc. - Corporate Documents
FILE NAME	Popwheels, ...g_4083.docx and 5 others
DOCUMENT ID	e8ac04d52b027dcf3c3e4a7decbb076020a8cf3c
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SENT

08 / 02 / 2021
14:13:10 UTC-4

Sent for signature to Baruch Herzfeld
(baruch.zenofon@gmail.com) from asilverman@macelree.com
IP: 69.7.239.15

VIEWED

08 / 02 / 2021
14:15:34 UTC-4

Viewed by Baruch Herzfeld (baruch.zenofon@gmail.com)
IP: 24.228.115.50

SIGNED

08 / 02 / 2021
14:16:19 UTC-4

Signed by Baruch Herzfeld (baruch.zenofon@gmail.com)
IP: 24.228.115.50

COMPLETED

08 / 02 / 2021
14:16:19 UTC-4

The document has been completed.

EXHIBIT F: FORWARD BUSINESS PLAN

Popwheels.Energy

Executive Summary
Opportunity
Problem
Transportation in NYC is expensive, frustrating, dirty and unsafe. Cars and trucks move through traffic at less than 10MPH, they take up street space that could be better utilized for social activity, and mostly use polluting nonrenewable energy. Gas prices are at an all time high, ticket fines and parking fees are always rising, and the cost of used cars makes private ownership of cars a luxury for most. Mass transit poorly serves the public, especially for the mobility challenged, and ridership might never recover from pre-pandemic levels.

During the pandemic e-bike, and e-scooter ownership and ridership grew astronomically, most notably from gig-workers delivering food via e-bikes, Amazon delivering packages via bike trailers, Revel e-mopeds, or families transporting their kids on Dutch style cargo bikes. Everywhere you look in Manhattan, at almost any time of the day, you can see a scooter or an e-bike. There are probably hundreds of thousands of LEV in the city, but since they are mostly unregistered, and their sales poorly tracked, the actual number is not really known, and there is confusion about these vehicles' legal status or even what the definition of a scooter is.

All of these LEV have battery range, battery safety, and pricing issues. Gig-riders can put more than 100 miles a day on their e-bikes, and their batteries, even when they are new, can only go for 40-50 miles before they need a recharge. Cheap 2 amp chargers are slow, and need a few hours to fully recharge their batteries. There are a few ebike stores that offer BYOB (bring your own battery) hosting and charging, that recklessly charge multiple batteries without proper oversight or safety measure, in densely populated mixed-use apartment buildings. Even that is a compromise, because a rider is still tethered to a location, instead of being free to ride without range anxiety, knowing that they always have to stay within range of this second location.

Every day it seems there is a battery fire from e-scooters or e-bikes in NYC, some of them fatal. The fire department issues guidelines about how to prevent these fires, but the issue is existential: individuals should not be

1

charging cheap, high-energy, heavily used, unaccountable batteries in dense living situations. Its not efficient, and its not safe.

Solution

Popwheels proposes a far better alternative to private ownership and charging of batteries. We will build and maintain a network of unmanned battery swap stations. where users can swap their batteries instead of having to wait for them to charge.

Subscribers receive a compatible charged battery when they join the network, use it up and swap for a charged one when they need more battery power. Our app will tell them when they are close to running out of power, and direct them to the closest swap station, which will never be more than a 5 minute ride away. Popwheels will trial run this project with the most popular type of battery case, with only a few dozen batteries, then eventually standardize the battery shapes and cases, so we can service a projected hundred of thousands of battery swaps daily.

Popwheels batteries will eventually be compatible with a wide range of light electric vehicles: wheelchairs, mobility stand up scooters, kick scooters, e-bikes, sit down e-scooters, e-trikes and package delivery cargo e-vans. Users will be able to find the right vehicle that suits their abilities, living situation, and needs, without having to compromise and pay extra for battery range, since they know they are only 5 minutes away from a swap station.

Battery fires in residential dwellings will be almost entirely a thing of the past, since Popwheels will maintain the batteries on their network, only charging battery charging in safe locations, only in a Popwheels extra safe, authorized charging cabin, with fire safety an integral part of our corporate DNA.

Unlike the current chaos, Popwheels will maintain batteries properly, extending batteries life span, repairing them when safe, and when batteries reach the end of their e-bike powering usefulness, repurposing them for 'second life' battery tasks, instead of sending them to the dump, leaking harmful chemicals to our water supply.

Battery range will no longer be an issue. As long as a user subscribes to our network, they can ride all day, just stopping for a few seconds to swap, whenever they run their battery down.

Ecosystem

Light electric vehicles are mostly powered by lithium ion battery cells, wired together in series and parallel to a battery management system. The cells can be arranged in many different configurations and more can be added to store more energy, but at its core, batteries are mostly all the same.

Since e-bike battery ownership in NY is individual and not centralized, customers usually buy the cheapest battery and charger that can power up their bike, without thinking about the batteries longevity, discharge rate or BMS reporting capabilities. Users buy the vehicle for its design, and buy the battery to fit the vehicle. Most customers only care about one thing, how long will the battery last. The metric they use to describe their battery is 'hours' or 'miles'.

When they need a replacement battery or charger, they often shop on Ebay or Amazon, or if they are gig-riders, fly by night to e-bike stores. Batteries to them are black boxes. If it fits their bike, they buy it, but they usually don't think about what's inside the battery or the proper way to maintain it. As a result they get diminished performance, and fires caused by thermal runaway.

There are perhaps 10-20 popular e-bike battery cases in the NY market. The gig-riders often ride the arrow-10 or Arrow-9. They usually spend a little more for the biggest battery that can fit into a cheap frame; the silverfish 510, which has a 48v24 amp hour battery, about a 40-50 mile range.. Citibike just upgraded its fleet, to handle a bigger battery. They advertise it has a 60 mile range. A higher end mobility scooter might have a similar capacity battery to an Arrow-10 bike, but it will be shaped differently to fit the mobility scooter chassis. A mobility scooter will not be able to go the same distance, even with the same capacity battery, because a mobility scooter is heavier, and its thicker tires add friction. Usually a mobility scooter's batteries are not meant to be swapped, but charged in place. There could be over 100,000 LEV on the streets of NY. No one really knows. There is no registration requirements for e-bikes or e-scooters. A recent article claimed that there are 65,000 delivery riders in NYC, but that number could be much higher, since many gig-riders are undocumented, and many delivery riders don't work for a gig-riding serice   The pandemic made personal mobility and food delivery services mainstream, created the niche of the 15 minute grocery, which drove adoption and legalized e-bikes retroactively as a fact on the ground. Year of

year growth was over 100% for the past few years, which is obviously not sustainable, but all of those LEV will need a battery replacement every year or so, so even if LEV sales slow down, all the existing LEV batteries will need to be replaced. When these batteries need to be replaced, it won't be cheap. Lithium carbonate prices are up almost 10x from the their low in 2020. Customers that want a replacement battery or a spare battery are in for a shock.

The population of NYC is getting older, and almost 20% have some sort of mobility issue or handicap. The subways are usually not handicapped accessible, Uber's costs have gone up, and Access-a-ride needs to be booked 24 hours in advance, and can cancel your account if you cancel more than 3 times. Personal mobility devices would be ideal for this demographic, but the battery range issue needs to be solved before any type of mass roll-out.

Lithium battery fires in NYC are almost a daily occurrence. DIY battery techs try to repair batteries in unsafe circumstances. Gig-riders often live together charging their batteries simultaneously. Restaurants charge batteries overnight. So far, this year, there has been a battery fire almost every day, double the rate of last year. The situation is untenable, and there is no plan to fix the root of the problem; LEV battery ownership should be centralized, not personalized.

Competition

There is no existing exact competitor in our marketplace at the moment, although there are some services that are similar internationally, and some services that are adjacent.

Overseas the most famous battery swap company is Gogoro, which is based in Taiwan. Gogoro both sells sit down scooters and provides a battery swapping service. Scooters are mainstream in Taiwan. Gogoro reports 465,000 riders and 2185 locations. Gogoro, as far, as we know does not swap e-bike batteries, just electric scooters.

Electric rickshaw battery swapping is common in India. The largest company doing battery swapping in India is Sun Mobility. The closest analog to our service is Swobbee, based in Berlin. They provide battery swapping for cargo bike and stand up scooter fleets. They would probably have the easiest transition if they decided to enter the NY market, although, as of now, there is no indication that they are considering it.

NYC has many different micro-mobility services. The most popular is Citibike with thousands of bike rental stations, and smaller competitors such as JOCO, that do almost the same thing, on a smaller scale. Revel provides

shared e-mopeds, and there are a few scooter share programs running trial programs in the outer boros. Courier services such as Dutch Express run a fleet of e-bikes transporting Amazon groceries the last mile, and grocery delivery companies such as Gorillas own their own e-bike fleets. None of these services provide a comparable battery swapping service to the public, though they might have the organizational know how to pivot into it. There is no indication, at this time, that they are planning on doing so.

Our main competition, at this time is private ownership of batteries. Getting people to change their mindset and depend on our network, will be our biggest challenge.

Why Us?

Popwheels is the right company to deliver a battery swapping solution to NYC at this time.

Innovation and community service is in our DNA.

Ten years ago, Popwheels founder Baruch Herzfeld was perhaps the first person to offer a bike sharing program in NYC, the 'Traif Bike Gesheft', and had the first bike vending machine in NY as well.

After launching those products and programs, Herzfeld went on to build America's largest streaming radio network for immigrants, with almost 10 milllon monthly listeners. His knowledge of marketing to immigrant communities, especially to the Guatemalan, Mexican and Bangladeshi riders who are a large percentage of e-bike gig workers, will help Popwheels gain traction among a key group of early adopters to battery swapping.

Lastly, we are a community first organization. Popwheels was started during the pandemic to help seniors with few safe transportation options. While other micro-mobility services really only consider a certain type of fit active consumer, Popwheels thinks about all NYers, from the essential workers who deliver our food, to the seniors who need to get to their medical appointments. That empathy and that inclusiveness will be the key to our success.

Expectations
Forecast

Popwheels intends on servicing the very high growth LEV market in NYC. This market has been growing over 100% YOY since 2019. Popwheels product is the right service for NYC at this time, and if done correctly, Popwheels can have the monopoly battery swap service in NYC, perhaps even in the USA. It is our opinion there is only room for one battery swap network in NYC, and we intend to be that dominant player.

Within three years of finalizing our $5M CF round, Popwheels believes it can grow to 180,000 monthly subscribers and $200 Million in annual revenue.

At that point, we will be the dominant player in NYC, with a high barrier to entry for anyone wanting to get into the space. Our network will have thousands of swap stations, be more reliable than anyone else, with technical know how and exclusive partnerships with vehicle manufacturers. That is our goal.

Financial Highlights by Year



Financing Needed

Popwheels will require millions of dollars of capital to build out its battery swap network. We don't expect to turn a profit for the first few years of operations. Our goal is market dominance; we intend to be the first and the only battery swapping network. It won't be cheap.

Most of the money raised will be in the form of equity, but the company believes once it is generating revenue it can get debt financing without having to dilute further.

To accomplish this, Popwheels intends on engaging in direct equity raises to both accredited and non-accredited investors.   First with a $5M Reg CF round and then after less than year with a $75M Reg A+ round.

Overall the company intends on raising over $100M in the first 3years of operations.

Opportunity
Problem & Solution
Problem Worth Solving
Our solution
Target Market
Competition
Current alternatives
Our advantages

Execution
Marketing & Sales
Marketing Plan
Sales Plan
Operations
Locations & Facilities
Technology
Equipment & Tools
Milestones & Metrics
Milestones Table

Milestone	Due Date	Details
First Swap	June 24, 2022	Popwheels is launching its battery swapping network
First 10 cabinets in stores	August 01, 2022	
Reg CF launch	August 21, 2022	Popwheels is launching a $5M Reg CF round, raising money directly from retail investors

Key metrics

Company
Overview
Team
Management team
Advisors

Financial Plan
Forecast
Key assumptions
Revenue by Month



Expenses by Month



Direct Costs **Expenses**

Net Profit (or Loss) by Year



Financing
Use of funds
Sources of Funds
Statements
Projected Profit and Loss

	FY2023	FY2024	FY2025
Revenue	$6,809,488	$91,134,059	$202,921,756

Direct Costs	$2,167,447	$28,848,394	$64,444,180
Gross Margin	$4,642,040	$62,285,665	$138,477,577
Gross Margin %	**68%**	**68%**	**68%**
Operating Expenses			
Salaries & Wages	$1,335,700	$5,853,360	$7,753,646
Employee Related Expenses	$206,700	$1,008,064	$1,306,985
HQ rental	$112,000	$315,000	$600,000
Insurance	$28,000	$83,750	$150,000
Station rental	$1,882,270	$12,528,638	$28,322,601
Station set up expense	$516,272	$1,684,787	$1,599,996
Legal	$92,500	$320,000	$900,000
Book-keeping / accounting	$86,250	$235,000	$1,200,000
Industrial Design	$125,000	$450,000	$1,000,000
PR / Communications / Regulatory	$165,000	$600,000	$1,200,000
Total Operating Expenses	**$4,549,692**	**$23,078,599**	**$44,033,228**
Operating Income	**$92,348**	**$39,207,066**	**$94,444,349**
Interest Incurred		$429,117	$846,629

Depreciation and Amortization	$689,439	$7,910,855	$22,696,800
Gain or Loss from Sale of Assets			
Income Taxes	$0	$0	$0
Total Expenses	**$7,406,578**	**$60,266,966**	**$132,020,836**
Net Profit	**($597,091)**	**$30,867,093**	**$70,900,921**
Net Profit / Sales	**(9%)**	**34%**	**35%**

Projected Balance Sheet

	Starting Balances	FY2023	FY2024	FY2025
Cash		($1,406,652)	$85,260,414	$424,504,763
Accounts Receivable		$0	$0	$0
Inventory				
Other Current Assets				
Total Current Assets		**($1,406,652)**	**$85,260,414**	**$424,504,763**
Long-Term Assets		$7,134,000	$45,674,000	$94,874,000
Accumulated Depreciation		($689,439)	($8,600,294)	($31,297,094)
Total Long-Term Assets		**$6,444,561**	**$37,073,706**	**$63,576,906**

Total Assets		**$5,037,909**	**$122,334,120**	**$488,081,669**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$0	$0	$0
Sales Taxes Payable		$0	$0	$0
Short-Term Debt			$11,429,117	$6,275,746
Prepaid Revenue	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Long-Term Debt				
Long-Term Liabilities				
Total Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Paid-In Capital		$5,635,000	$80,635,000	$380,635,000
Retained Earnings	$0	$0	($597,091)	$30,270,002
Earnings		($597,091)	$30,867,093	$70,900,920
Total Owner's Equity	**$0**	**$5,037,909**	**$110,905,002**	**$481,805,923**

Total Liabilities & Equity	$0	$5,037,909	$122,334,120	$488,081,669

Projected Cash Flow Statement

	FY2023	FY2024	FY2025
Net Cash Flow from Operations			
Net Profit	($597,091)	$30,867,093	$70,900,921
Depreciation & Amortization	$689,439	$7,910,856	$22,696,800
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0
Net Cash Flow from Operations	$92,348	$38,777,949	$93,597,720
Investing & Financing			
Assets Purchased or Sold	($7,134,000)	($38,540,000)	($49,200,000)
Net Cash from Investing	**($7,134,000)**	**($38,540,000)**	**($49,200,000)**
Investments Received	$5,635,000	$75,000,000	$300,000,000
Dividends & Distributions			

Change in Short-Term Debt		$11,429,117	($5,153,372)
Change in Long-Term Debt			
Net Cash from Financing	**$5,635,000**	**$86,429,117**	**$294,846,628**
Cash at Beginning of Period	$0	($1,406,652)	$85,260,414
Net Change in Cash	($1,406,652)	$86,667,066	$339,244,349
Cash at End of Period	**($1,406,652)**	**$85,260,414**	**$424,504,763**

Appendix
Profit and Loss Statement (With monthly detail)

FY2023	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23
Total Revenue	$500	$2,975	$15,326	$33,310	$213,289	$257,625	$299,743	$414,756	$551,518	$1,233,942	$1,659,746	$2,126,758
Total Direct Costs	$205	$1,220	$6,284	$13,657	$68,651	$84,168	$98,910	$136,165	$181,031	$386,880	$520,911	$669,365
Gross Margin	$295	$1,755	$9,042	$19,653	$144,638	$173,456	$200,833	$278,591	$370,487	$847,063	$1,138,834	$1,457,393
Gross Margin %	**59%**	**59%**	**59%**	**59%**	**68%**	**67%**	**67%**	**67%**	**67%**	**69%**	**69%**	**69%**
Operating Expenses												
Salaries and Wages	$11,000	$39,300	$71,800	$77,800	$85,100	$85,100	$85,100	$172,100	$177,100	$177,100	$177,100	$177,100
Employee Related Expenses	$300	$5,000	$11,000	$11,600	$11,600	$11,600	$11,600	$28,000	$29,000	$29,000	$29,000	$29,000
HQ rental	$3,000	$3,000	$3,000	$6,000	$6,000	$6,000	$6,000	$12,000	$12,000	$15,000	$20,000	$20,000
Insurance	$750	$750	$750	$1,500	$1,500	$1,500	$1,500	$3,000	$3,000	$3,750	$5,000	$5,000
Station rental	$6,000	$18,000	$30,000	$42,000	$54,000	$55,000	$75,000	$156,818	$238,636	$320,454	$402,272	$484,090
Station set up expense	$9,000	$18,000	$18,000	$18,000	$18,000	$30,000	$39,000	$39,000	$81,818	$81,818	$81,818	$81,818
Legal	$3,500	$5,000	$2,500	$2,500	$18,000	$18,000	$3,000	$3,000	$3,000	$15,000	$15,000	$4,000
Book-keeping / accounting	$750	$1,500	$4,000	$4,000	$4,000	$8,000	$8,000	$8,000	$12,000	$12,000	$12,000	$12,000
Industrial Design			$25,000			$50,000				$50,000		
PR / Communications / Regulatory		$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000	$15,000

Total Operating Expenses	**$34,300**	**$105,550**	**$181,050**	**$178,400**	**$213,200**	**$280,200**	**$244,200**	**$436,918**	**$571,554**	**$719,122**	**$757,190**	**$828,008**
Operating Income	**($34,005)**	**($103,795)**	**($172,007)**	**($158,747)**	**($68,563)**	**($106,744)**	**($43,367)**	**($158,326)**	**($201,067)**	**$127,940**	**$381,645**	**$629,384**
Interest Incurred												
Depreciation and Amortization	$1,072	$3,217	$6,433	$9,650	$12,867	$19,300	$25,733	$57,900	$90,067	$122,233	$154,400	$186,567
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$35,577**	**$109,987**	**$193,767**	**$201,707**	**$294,718**	**$383,668**	**$368,844**	**$630,982**	**$842,652**	**$1,228,235**	**$1,432,501**	**$1,683,940**
Net Profit	**($35,077)**	**($107,012)**	**($178,440)**	**($168,398)**	**($81,429)**	**($126,044)**	**($69,100)**	**($216,226)**	**($291,134)**	**$5,707**	**$227,244**	**$442,818**
Net Profit / Sales	**(7,015%)**	**(3,597%)**	**(1,164%)**	**(506%)**	**(38%)**	**(49%)**	**(23%)**	**(52%)**	**(53%)**	**0%**	**14%**	**21%**

FY2024	**June '23**	**July '23**	**Aug '23**	**Sept '23**	**Oct '23**	**Nov '23**	**Dec '23**	**Jan '24**	**Feb '24**	**Mar '24**	**Apr '24**	**May '24**
Total Revenue	**$4,099,504**	**$4,619,528**	**$5,113,553**	**$5,582,875**	**$6,910,914**	**$7,440,368**	**$7,943,349**	**$8,421,183**	**$8,875,123**	**$10,306,367**	**$10,716,048**	**$11,105,247**
Total Direct Costs	**$1,268,832**	**$1,445,640**	**$1,613,607**	**$1,773,178**	**$2,180,601**	**$2,355,322**	**$2,521,305**	**$2,678,990**	**$2,828,791**	**$3,261,101**	**$3,396,296**	**$3,524,731**
Gross Margin	$2,830,673	$3,173,889	$3,499,945	$3,809,697	$4,730,312	$5,085,047	$5,422,044	$5,742,192	$6,046,333	$7,045,266	$7,319,753	$7,580,515
Gross Margin %	**69%**	**69%**	**68%**	**68%**	**68%**	**68%**	**68%**	**68%**	**68%**	**68%**	**68%**	**68%**

Operating Expenses

Salaries and Wages	$212,480	$217,480	$528,040	$540,040	$540,040	$540,040	$540,040	$545,040	$545,040	$545,040	$545,040	$555,040
Employee Related Expenses	$32,672	$33,672	$93,672	$93,672	$93,672	$93,672	$93,672	$94,672	$94,672	$94,672	$94,672	$94,672
HQ rental	$20,000	$20,000	$20,000	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000	$35,000	$35,000	$35,000
Insurance	$5,000	$5,000	$5,000	$6,250	$6,250	$6,250	$6,250	$8,750	$8,750	$8,750	$8,750	$8,750
Station rental	$565,909	$630,194	$801,623	$973,051	$762,987	$877,272	$991,558	$1,105,844	$1,248,701	$1,391,558	$1,534,415	$1,645,526
Station set up expense	$81,818	$64,285	$171,248	$171,248	$137,142	$137,142	$137,142	$137,142	$171,429	$171,429	$171,429	$133,333
Legal	$15,000	$15,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$50,000	$50,000	$50,000
Book-keeping / accounting	$15,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000	$20,000
Industrial Design	$50,000			$100,000			$100,000			$200,000		
PR / Communications / Regulatory	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
Total Operating Expenses	**$1,047,879**	**$1,055,631**	**$1,709,583**	**$1,999,261**	**$1,655,091**	**$1,769,376**	**$1,983,662**	**$2,006,448**	**$2,183,592**	**$2,566,449**	**$2,509,306**	**$2,592,321**
Operating Income	**$1,782,794**	**$2,118,258**	**$1,790,362**	**$1,810,436**	**$3,075,221**	**$3,315,671**	**$3,438,382**	**$3,735,744**	**$3,862,741**	**$4,478,817**	**$4,810,446**	**$4,988,194**
Interest Incurred		$17,500	$17,602	$17,705	$35,308	$35,514	$35,721	$35,930	$36,139	$65,516	$65,899	$66,283
Depreciation and Amortization	$218,733	$250,900	$336,678	$422,456	$508,233	$594,011	$679,789	$765,567	$872,788	$980,012	$1,087,233	$1,194,455
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$2,535,444	$2,769,671	$3,677,470	$4,212,599	$4,379,234	$4,754,223	$5,220,477	$5,486,935	$5,921,310	$6,873,078	$7,058,734	$7,377,791
Net Profit	$1,564,061	$1,849,858	$1,436,082	$1,370,276	$2,531,679	$2,686,146	$2,722,872	$2,934,248	$2,953,813	$3,433,289	$3,657,314	$3,727,455
Net Profit / Sales	38%	40%	28%	25%	37%	36%	34%	35%	33%	33%	34%	34%

FY2025	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24	Jan '25	Feb '25	Mar '25	Apr '25	May '25
Total Revenue	$13,599,984	$14,307,484	$14,979,611	$15,618,130	$16,224,723	$16,800,987	$17,348,438	$17,868,516	$18,362,590	$18,831,961	$19,277,863	$19,701,469
Total Direct Costs	$4,277,995	$4,511,470	$4,733,271	$4,943,983	$5,144,159	$5,334,326	$5,514,984	$5,686,611	$5,849,654	$6,004,547	$6,151,695	$6,291,485
Gross Margin	$9,321,989	$9,796,015	$10,246,339	$10,674,147	$11,080,565	$11,466,661	$11,833,453	$12,181,906	$12,512,935	$12,827,414	$13,126,168	$13,409,985
Gross Margin %	69%	68%	68%	68%	68%	68%	68%	68%	68%	68%	68%	68%
Operating Expenses												
Salaries and Wages	$646,137	$646,137	$646,137	$646,137	$646,137	$646,137	$646,137	$646,137	$646,137	$646,137	$646,138	$646,138
Employee Related Expenses	$108,915	$108,916	$108,915	$108,916	$108,915	$108,915	$108,916	$108,915	$108,916	$108,915	$108,916	$108,915
HQ rental	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
Insurance	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500
Station rental	$1,756,637	$1,867,748	$1,978,860	$2,089,871	$2,201,802	$2,312,193	$2,423,304	$2,534,415	$2,654,526	$2,756,637	$2,767,748	$2,978,860
Station set up expense	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333	$133,333
Legal	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000	$75,000
Book-keeping / accounting	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Industrial Design	$1,000,000											

PR / Communications / Regulatory	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Total Operating Expenses	**$3,982,522**	**$3,093,634**	**$3,204,745**	**$3,315,757**	**$3,427,687**	**$3,538,078**	**$3,649,190**	**$3,760,300**	**$3,880,412**	**$3,982,522**	**$3,993,635**	**$4,204,746**
Operating Income	**$5,339,467**	**$6,702,381**	**$7,041,594**	**$7,358,391**	**$7,652,877**	**$7,928,583**	**$8,184,264**	**$8,421,605**	**$8,632,524**	**$8,844,892**	**$9,132,533**	**$9,205,238**
Interest Incurred	$66,670	$67,059	$79,117	$79,578	$80,042	$103,843	$104,448	$52,557	$52,865	$53,172	$53,483	$53,795
Depreciation and Amortization	$1,301,678	$1,408,900	$1,516,122	$1,623,345	$1,730,567	$1,837,788	$1,945,012	$2,052,233	$2,159,455	$2,266,678	$2,373,900	$2,481,122
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$9,628,865**	**$9,081,062**	**$9,533,256**	**$9,962,662**	**$10,382,455**	**$10,814,035**	**$11,213,634**	**$11,551,701**	**$11,942,386**	**$12,306,920**	**$12,572,712**	**$13,031,148**
Net Profit	**$3,971,120**	**$5,226,422**	**$5,446,355**	**$5,655,468**	**$5,842,268**	**$5,986,952**	**$6,134,805**	**$6,316,814**	**$6,420,204**	**$6,525,041**	**$6,705,151**	**$6,670,321**
Net Profit / Sales	**29%**	**37%**	**36%**	**36%**	**36%**	**36%**	**35%**	**35%**	**35%**	**35%**	**35%**	**34%**

	FY2023	FY2024	FY2025
Total Revenue	**$6,809,488**	**$91,134,059**	**$202,921,756**
Total Direct Costs	**$2,167,447**	**$28,848,394**	**$64,444,180**
Gross Margin	$4,642,040	$62,285,665	$138,477,577

23

Gross Margin %	68%	68%	68%
Operating Expenses			
Salaries and Wages	$1,335,700	$5,853,360	$7,753,646
Employee Related Expenses	$206,700	$1,008,064	$1,306,985
HQ rental	$112,000	$315,000	$600,000
Insurance	$28,000	$83,750	$150,000
Station rental	$1,882,270	$12,528,638	$28,322,601
Station set up expense	$516,272	$1,684,787	$1,599,996
Legal	$92,500	$320,000	$900,000
Book-keeping / accounting	$86,250	$235,000	$1,200,000
Industrial Design	$125,000	$450,000	$1,000,000
PR / Communications / Regulatory	$165,000	$600,000	$1,200,000
Total Operating Expenses	**$4,549,692**	**$23,078,599**	**$44,033,228**
Operating Income	**$92,348**	**$39,207,066**	**$94,444,349**
Interest Incurred		$429,117	$846,629
Depreciation and Amortization	$689,439	$7,910,855	$22,696,800
Gain or Loss from Sale of Assets			
Income Taxes	$0	$0	$0
Total Expenses	**$7,406,578**	**$60,266,966**	**$132,020,836**
Net Profit	**($597,091)**	**$30,867,093**	**$70,900,921**
Net Profit / Sales	**(9%)**	**34%**	**35%**

Balance Sheet (With Monthly Detail)

	Starting Balances	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23
Cash		$159,995	($25,800)	$79,193	$47,446	$1,855,883	$4,253,139	$3,963,772	$2,575,446	$1,144,379	$42,319	($806,036)	($1,406,652)
Accounts Receivable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory													
Other Current Assets													
Total Current Assets		**$159,995**	**($25,800)**	**$79,193**	**$47,446**	**$1,855,883**	**$4,253,139**	**$3,963,772**	**$2,575,446**	**$1,144,379**	**$42,319**	**($806,036)**	**($1,406,652)**
Long-Term Assets		$41,000	$123,000	$246,000	$369,000	$492,000	$738,000	$984,000	$2,214,000	$3,444,000	$4,674,000	$5,904,000	$7,134,000
Accumulated Depreciation		($1,072)	($4,289)	($10,722)	($20,372)	($33,239)	($52,539)	($78,272)	($136,172)	($226,239)	($348,472)	($502,872)	($689,439)
Total Long-Term Assets		**$39,928**	**$118,711**	**$235,278**	**$348,628**	**$458,761**	**$685,461**	**$905,728**	**$2,077,828**	**$3,217,761**	**$4,325,528**	**$5,401,128**	**$6,444,561**
Total Assets		**$199,923**	**$92,911**	**$314,471**	**$396,073**	**$2,314,644**	**$4,938,600**	**$4,869,500**	**$4,653,274**	**$4,362,140**	**$4,367,847**	**$4,595,091**	**$5,037,909**
Accounts Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt													
Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Long-Term Debt													
Long-Term Liabilities													
Total Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Paid-In Capital		$235,000	$235,000	$635,000	$885,000	$2,885,000	$5,635,000	$5,635,000	$5,635,000	$5,635,000	$5,635,000	$5,635,000	$5,635,000
Retained Earnings	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings		($35,077)	($142,089)	($320,529)	($488,927)	($570,356)	($696,400)	($765,500)	($981,726)	($1,272,860)	($1,267,153)	($1,039,909)	($597,091)
Total Owner's Equity	**$0**	**$199,923**	**$92,911**	**$314,471**	**$396,073**	**$2,314,644**	**$4,938,600**	**$4,869,500**	**$4,653,274**	**$4,362,140**	**$4,367,847**	**$4,595,091**	**$5,037,909**
Total Liabilities & Equity	**$0**	**$199,923**	**$92,911**	**$314,471**	**$396,073**	**$2,314,644**	**$4,938,600**	**$4,869,500**	**$4,653,274**	**$4,362,140**	**$4,367,847**	**$4,595,091**	**$5,037,909**

FY2024	**June '23**	**July '23**	**Aug '23**	**Sept '23**	**Oct '23**	**Nov '23**	**Dec '23**	**Jan '24**	**Feb '24**	**Mar '24**	**Apr '24**	**May '24**
Cash	$77,146,142	$78,034,400	$76,544,762	$78,075,198	$77,870,419	$77,906,090	$78,064,472	$78,520,216	$83,282,957	$83,661,774	$84,372,220	$85,260,414
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$77,146,142**	**$78,034,400**	**$76,544,762**	**$78,075,198**	**$77,870,419**	**$77,906,090**	**$78,064,472**	**$78,520,216**	**$83,282,957**	**$83,661,774**	**$84,372,220**	**$85,260,414**

Long-Term Assets	$8,364,000	$9,594,000	$12,874,000	$16,154,000	$19,434,000	$22,714,000	$25,994,000	$29,274,000	$33,374,000	$37,474,000	$41,574,000	$45,674,000
Accumulated Depreciation	($908,172)	($1,159,072)	($1,495,750)	($1,918,206)	($2,426,439)	($3,020,450)	($3,700,239)	($4,465,806)	($5,338,594)	($6,318,606)	($7,405,839)	($8,600,294)
Total Long-Term Assets	**$7,455,828**	**$8,434,928**	**$11,378,250**	**$14,235,794**	**$17,007,561**	**$19,693,550**	**$22,293,761**	**$24,808,194**	**$28,035,406**	**$31,155,394**	**$34,168,161**	**$37,073,706**
Total Assets	**$84,601,970**	**$86,469,328**	**$87,923,012**	**$92,310,992**	**$94,877,980**	**$97,599,640**	**$100,358,233**	**$103,328,411**	**$111,318,362**	**$114,817,168**	**$118,540,381**	**$122,334,120**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt	$3,000,000	$3,017,500	$3,035,102	$6,052,807	$6,088,115	$6,123,629	$6,159,350	$6,195,280	$11,231,419	$11,296,935	$11,362,834	$11,429,117
Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Current Liabilities	**$3,000,000**	**$3,017,500**	**$3,035,102**	**$6,052,807**	**$6,088,115**	**$6,123,629**	**$6,159,350**	**$6,195,280**	**$11,231,419**	**$11,296,935**	**$11,362,834**	**$11,429,117**
Long-Term Debt												
Long-Term Liabilities												
Total Liabilities	**$3,000,000**	**$3,017,500**	**$3,035,102**	**$6,052,807**	**$6,088,115**	**$6,123,629**	**$6,159,350**	**$6,195,280**	**$11,231,419**	**$11,296,935**	**$11,362,834**	**$11,429,117**
Paid-In Capital	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000
Retained Earnings	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)	($597,091)

Earnings	$1,564,060	$3,413,918	$4,850,000	$6,220,276	$8,751,956	$11,438,102	$14,160,974	$17,095,222	$20,049,034	$23,482,323	$27,139,638	$30,867,093
Total Owner's Equity	**$81,601,970**	**$83,451,828**	**$84,887,910**	**$86,258,186**	**$88,789,865**	**$91,476,011**	**$94,198,883**	**$97,133,131**	**$100,086,944**	**$103,520,233**	**$107,177,547**	**$110,905,002**
Total Liabilities & Equity	**$84,601,970**	**$86,469,328**	**$87,923,012**	**$92,310,992**	**$94,877,980**	**$97,599,640**	**$100,358,233**	**$103,328,411**	**$111,318,362**	**$114,817,168**	**$118,540,381**	**$122,334,120**

FY2025	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24	Jan '25	Feb '25	Mar '25	Apr '25	May '25
Cash	$86,499,881	$91,102,262	$94,043,856	$97,302,247	$104,855,124	$108,683,707	$103,767,971	$108,089,576	$112,622,100	$117,366,992	$422,399,525	$424,504,763
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$86,499,881**	**$91,102,262**	**$94,043,856**	**$97,302,247**	**$104,855,124**	**$108,683,707**	**$103,767,971**	**$108,089,576**	**$112,622,100**	**$117,366,992**	**$422,399,525**	**$424,504,763**
Long-Term Assets	$49,774,000	$53,874,000	$57,974,000	$62,074,000	$66,174,000	$70,274,000	$74,374,000	$78,474,000	$82,574,000	$86,674,000	$90,774,000	$94,874,000
Accumulated Depreciation	($9,901,972)	($11,310,872)	($12,826,994)	($14,450,339)	($16,180,906)	($18,018,694)	($19,963,706)	($22,015,939)	($24,175,394)	($26,442,072)	($28,815,972)	($31,297,094)
Total Long-Term Assets	**$39,872,028**	**$42,563,128**	**$45,147,006**	**$47,623,661**	**$49,993,094**	**$52,255,306**	**$54,410,294**	**$56,458,061**	**$58,398,606**	**$60,231,928**	**$61,958,028**	**$63,576,906**
Total Assets	**$126,371,909**	**$133,665,390**	**$139,190,862**	**$144,925,908**	**$154,848,218**	**$160,939,013**	**$158,178,265**	**$164,547,637**	**$171,020,706**	**$177,598,919**	**$484,357,553**	**$488,081,669**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

28

Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Short-Term Debt	$11,495,787	$13,562,846	$13,641,963	$13,721,541	$17,801,583	$17,905,426	$9,009,874	$9,062,431	$9,115,296	$9,168,468	$9,221,951	$6,275,746
Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Current Liabilities	**$11,495,787**	**$13,562,846**	**$13,641,963**	**$13,721,541**	**$17,801,583**	**$17,905,426**	**$9,009,874**	**$9,062,431**	**$9,115,296**	**$9,168,468**	**$9,221,951**	**$6,275,746**
Long-Term Debt												
Long-Term Liabilities												
Total Liabilities	**$11,495,787**	**$13,562,846**	**$13,641,963**	**$13,721,541**	**$17,801,583**	**$17,905,426**	**$9,009,874**	**$9,062,431**	**$9,115,296**	**$9,168,468**	**$9,221,951**	**$6,275,746**
Paid-In Capital	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$80,635,000	$380,635,000	$380,635,000
Retained Earnings	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002	$30,270,002
Earnings	$3,971,119	$9,197,542	$14,643,897	$20,299,365	$26,141,633	$32,128,585	$38,263,389	$44,580,204	$51,000,408	$57,525,449	$64,230,599	$70,900,920
Total Owner's Equity	**$114,876,122**	**$120,102,544**	**$125,548,899**	**$131,204,367**	**$137,046,635**	**$143,033,587**	**$149,168,392**	**$155,485,206**	**$161,905,410**	**$168,430,451**	**$475,135,602**	**$481,805,923**
Total Liabilities & Equity	**$126,371,909**	**$133,665,390**	**$139,190,862**	**$144,925,908**	**$154,848,218**	**$160,939,013**	**$158,178,265**	**$164,547,637**	**$171,020,706**	**$177,598,919**	**$484,357,553**	**$488,081,669**

	Starting Balances	FY2023	FY2024	FY2025
Cash		($1,406,652)	$85,260,414	$424,504,763
Accounts Receivable		$0	$0	$0

Inventory				
Other Current Assets				
Total Current Assets		**($1,406,652)**	**$85,260,414**	**$424,504,763**
Long-Term Assets		$7,134,000	$45,674,000	$94,874,000
Accumulated Depreciation		($689,439)	($8,600,294)	($31,297,094)
Total Long-Term Assets		**$6,444,561**	**$37,073,706**	**$63,576,906**
Total Assets		**$5,037,909**	**$122,334,120**	**$488,081,669**
Accounts Payable		$0	$0	$0
Income Taxes Payable		$0	$0	$0
Sales Taxes Payable		$0	$0	$0
Short-Term Debt			$11,429,117	$6,275,746
Prepaid Revenue	$0	$0	$0	$0
Total Current Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Long-Term Debt				
Long-Term Liabilities				
Total Liabilities	**$0**	**$0**	**$11,429,117**	**$6,275,746**
Paid-In Capital		$5,635,000	$80,635,000	$380,635,000
Retained Earnings	$0	$0	($597,091)	$30,270,002
Earnings		($597,091)	$30,867,093	$70,900,920

Total Owner's Equity	$0	$5,037,909	$110,905,002	$481,805,923
Total Liabilities & Equity	$0	$5,037,909	$122,334,120	$488,081,669

Cash Flow Statement (With Monthly Detail)

FY2023	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22	Jan '23	Feb '23	Mar '23	Apr '23	May '23
Net Cash Flow from Operations												
Net Profit	($35,077)	($107,012)	($178,440)	($168,398)	($81,429)	($126,044)	($69,100)	($216,226)	($291,134)	$5,707	$227,244	$442,818
Depreciation & Amortization	$1,072	$3,217	$6,433	$9,650	$12,867	$19,300	$25,733	$57,900	$90,067	$122,233	$154,400	$186,567
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow from Operations	($34,005)	($103,795)	($172,008)	($158,747)	($68,562)	($106,744)	($43,367)	($158,327)	($201,067)	$127,941	$381,644	$629,385
Investing & Financing												
Assets Purchased or Sold	($41,000)	($82,000)	($123,000)	($123,000)	($123,000)	($246,000)	($246,000)	($1,230,000)	($1,230,000)	($1,230,000)	($1,230,000)	($1,230,000)
Net Cash from Investing	($41,000)	($82,000)	($123,000)	($123,000)	($123,000)	($246,000)	($246,000)	($1,230,000)	($1,230,000)	($1,230,000)	($1,230,000)	($1,230,000)

Investments Received	$235,000		$400,000	$250,000	$2,000,000	$2,750,000						
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing	**$235,000**		**$400,000**	**$250,000**	**$2,000,000**	**$2,750,000**						
Cash at Beginning of Period	$0	$159,995	($25,800)	$79,193	$47,446	$1,855,883	$4,253,139	$3,963,772	$2,575,446	$1,144,379	$42,319	($806,036)
Net Change in Cash	$159,995	($185,795)	$104,992	($31,747)	$1,808,438	$2,397,256	($289,367)	($1,388,327)	($1,431,067)	($1,102,059)	($848,356)	($600,615)
Cash at End of Period	**$159,995**	**($25,800)**	**$79,193**	**$47,446**	**$1,855,883**	**$4,253,139**	**$3,963,772**	**$2,575,446**	**$1,144,379**	**$42,319**	**($806,036)**	**($1,406,652)**

FY2024	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23	Jan '24	Feb '24	Mar '24	Apr '24	May '24
Net Cash Flow from Operations												
Net Profit	$1,564,061	$1,849,858	$1,436,082	$1,370,276	$2,531,679	$2,686,146	$2,722,872	$2,934,248	$2,953,813	$3,433,289	$3,657,314	$3,727,455
Depreciation & Amortization	$218,733	$250,900	$336,678	$422,456	$508,233	$594,011	$679,789	$765,567	$872,789	$980,011	$1,087,233	$1,194,456
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow from Operations	**$1,782,794**	**$2,100,758**	**$1,772,760**	**$1,792,732**	**$3,039,913**	**$3,280,157**	**$3,402,661**	**$3,699,815**	**$3,826,601**	**$4,413,300**	**$4,744,548**	**$4,921,911**
Investing & Financing												
Assets Purchased or Sold	($1,230,000)	($1,230,000)	($3,280,000)	($3,280,000)	($3,280,000)	($3,280,000)	($3,280,000)	($3,280,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)
Net Cash from Investing	**($1,230,000)**	**($1,230,000)**	**($3,280,000)**	**($3,280,000)**	**($3,280,000)**	**($3,280,000)**	**($3,280,000)**	**($3,280,000)**	**($4,100,000)**	**($4,100,000)**	**($4,100,000)**	**($4,100,000)**
Investments Received	$75,000,000											
Dividends & Distributions												
Change in Short-Term Debt	$3,000,000	$17,500	$17,602	$3,017,705	$35,308	$35,514	$35,721	$35,930	$5,036,139	$65,517	$65,899	$66,283
Change in Long-Term Debt												
Net Cash from Financing	**$78,000,000**	**$17,500**	**$17,602**	**$3,017,705**	**$35,308**	**$35,514**	**$35,721**	**$35,930**	**$5,036,139**	**$65,517**	**$65,899**	**$66,283**
Cash at Beginning of Period	($1,406,652)	$77,146,142	$78,034,400	$76,544,762	$78,075,198	$77,870,419	$77,906,090	$78,064,472	$78,520,216	$83,282,957	$83,661,774	$84,372,220
Net Change in Cash	$78,552,794	$888,258	($1,489,638)	$1,530,436	($204,779)	$35,671	$158,382	$455,744	$4,762,741	$378,817	$710,447	$888,194

Cash at End of Period	$77,146,142	$78,034,400	$76,544,762	$78,075,198	$77,870,419	$77,906,090	$78,064,472	$78,520,216	$83,282,957	$83,661,774	$84,372,220	$85,260,414

FY2025	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24	Jan '25	Feb '25	Mar '25	Apr '25	May '25
Net Cash Flow from Operations												
Net Profit	$3,971,120	$5,226,422	$5,446,355	$5,655,468	$5,842,268	$5,986,952	$6,134,805	$6,316,814	$6,420,204	$6,525,041	$6,705,151	$6,670,321
Depreciation & Amortization	$1,301,678	$1,408,900	$1,516,122	$1,623,344	$1,730,567	$1,837,789	$1,945,011	$2,052,233	$2,159,456	$2,266,678	$2,373,900	$2,481,122
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow from Operations	$5,272,797	$6,635,323	$6,962,477	$7,278,813	$7,572,835	$7,824,741	$8,079,816	$8,369,048	$8,579,660	$8,791,719	$9,079,051	$9,151,443
Investing & Financing												
Assets Purchased or Sold	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)

Net Cash from Investing	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)	($4,100,000)
Investments Received											$300,000,000	
Dividends & Distributions												
Change in Short-Term Debt	$66,670	$2,067,059	$79,117	$79,578	$4,080,042	$103,843	($8,895,552)	$52,558	$52,864	$53,173	$53,483	($2,946,205)
Change in Long-Term Debt												
Net Cash from Financing	**$66,670**	**$2,067,059**	**$79,117**	**$79,578**	**$4,080,042**	**$103,843**	**($8,895,552)**	**$52,558**	**$52,864**	**$53,173**	**$300,053,483**	**($2,946,205)**
Cash at Beginning of Period	$85,260,414	$86,499,881	$91,102,262	$94,043,856	$97,302,247	$104,855,124	$108,683,707	$103,767,971	$108,089,576	$112,622,100	$117,366,992	$422,399,525
Net Change in Cash	$1,239,467	$4,602,381	$2,941,594	$3,258,391	$7,552,877	$3,828,583	($4,915,736)	$4,321,605	$4,532,524	$4,744,891	$305,032,533	$2,105,238
Cash at End of Period	**$86,499,881**	**$91,102,262**	**$94,043,856**	**$97,302,247**	**$104,855,124**	**$108,683,707**	**$103,767,971**	**$108,089,576**	**$112,622,100**	**$117,366,992**	**$422,399,525**	**$424,504,763**

	FY2023	FY2024	FY2025
Net Cash Flow from Operations			
Net Profit	($597,091)	$30,867,093	$70,900,921
Depreciation & Amortization	$689,439	$7,910,856	$22,696,800
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$0
Change in Prepaid Revenue	$0	$0	$0
Net Cash Flow from Operations	**$92,348**	**$38,777,949**	**$93,597,720**
Investing & Financing			
Assets Purchased or Sold	($7,134,000)	($38,540,000)	($49,200,000)
Net Cash from Investing	**($7,134,000)**	**($38,540,000)**	**($49,200,000)**
Investments Received	$5,635,000	$75,000,000	$300,000,000
Dividends & Distributions			
Change in Short-Term Debt		$11,429,117	($5,153,372)
Change in Long-Term Debt			
Net Cash from Financing	**$5,635,000**	**$86,429,117**	**$294,846,628**
Cash at Beginning of Period	$0	($1,406,652)	$85,260,414
Net Change in Cash	($1,406,652)	$86,667,066	$339,244,349
Cash at End of Period	**($1,406,652)**	**$85,260,414**	**$424,504,763**